Annual Information Form of MAG Silver Corp.

For the fiscal year ended December 31, 2009

Dated: March 25, 2010

MAG Silver Corp.

2009 Annual Information Form

Table of Contents

Preliminary Notes

Date of Information

Currency and Exchange Rates

Metric Equivalents

Forward Looking Statements

CORPORATE STRUCTURE

Incorporation

Intercorporate Relationships

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Significant Acquisitions

DESCRIBE THE BUSINESS

General

Risk Factors

Asset-backed Securities

Mineral Projects

DIVIDENDS

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Shareholder Rights Plan

Stock Options

MARKET FOR SECURITIES

Trading Price and Volume

Prior Sales

ESCROWED SECURITIES

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Conflicts of Interest

Audit Committee

Compensation Committee

Corporate Governance and Nomination Committee

Disclosure Committee

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

TRANSFER AGENTS AND REGISTRARS

MATERIAL CONTRACTS

INTERESTS OF EXPERTS

ADDITIONAL INFORMATION

Schedule "A"

Schedule "B"

MAG Silver Corp.

2009 Annual Information Form

Preliminary Notes

In this Annual Information Form (“AIF”) the terms “the Company” and “MAG” refer to MAG Silver Corp.

Date of Information

All information in this AIF is as of December 31, 2009 unless otherwise indicated.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated. MAG’s accounts are maintained in Canadian dollars. All references to “US dollars” or to “US$” are to United States dollars. All references to “pesos” are to Mexican Pesos.

The following table sets forth the rate of exchange for the Canadian dollar expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

Canadian Dollars to US dollars	Year Ended December 31
	2009	2008	2007
Rate at end of period	US$0.9555	US$0.8166	US$1.0120
Average rate for period	US$0.8760	US$0.9371	US$0.9310
High for period	US$0.9755	US$1.0289	US$1.0905
Low for period	US$0.7653	US$0.7711	US$0.8437

The noon rate of exchange on March 25, 2010 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.9815.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

Terms used and not defined in this AIF that are defined in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) shall bear that definition. Other definitions are set out in National Instrument 14-101 - Definitions.

MAG Silver Corp.

2009 Annual Information Form

Forward Looking Statements

This Annual Information Form contains forward-looking statements and information within the meaning of Canadian and U.S. securities laws relating to the Company that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to the Company. Such forward-looking statements and information include, but are not limited to:

•

The future price of silver;

•

The estimation of mineral reserves and mineral resources;

•

Estimates of the time and amount of future silver production for specific operations;

•

Estimated future exploration expenditures and other expenses for specific operations;

•

Permitting time lines;

•

Requirements for additional capital;

•

Litigation risks;

•

Currency fluctuations; and

•

Environmental risks and reclamation cost.

When used in this document, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information.

Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including, among others:

•

risks relating to the Company’s ability to finance the exploration and development of its mineral properties;

•

risks relating to the Company’s ability to obtain all necessary licenses and permits that may be required to carry out exploration and development of its mineral properties and business activities;

•

risks and uncertainties relating to the interpretation of exploration results, geology, grade and continuity of the Company’s mineral deposits;

•

commodity price fluctuations (particularly gold and silver commodities);

•

currency fluctuations and inflationary pressures;

•

risks related to governmental regulations, including environmental regulations;

MAG Silver Corp.

2009 Annual Information Form

•

the Company’s ability to attract and retain qualified management and the Company’s dependence upon such management in the development of its mineral properties;

•

increased competition in the exploration industry;

•

the Company’s lack of infrastructure; and

•

the Company’s history of losses and expectation of future losses.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and information. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document under the heading “Risk Factors” and elsewhere. The Company’s forward-looking statements and information are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s beliefs, expectations or opinions should change.

For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements and information.

Adjacent Property Disclosure

The staff of the United States Securities and Exchange Commission takes the position that mining and mineral exploration companies, in their filings with the SEC, should describe only those mineral deposits that the companies themselves can economically and legally extract or produce.  This Annual Information Form contains information regarding adjacent properties on which we have no right to explore or mine, and is considered by management to be of material importance to the Company and its land holdings in the area.  Investors are cautioned that mineral deposits on adjacent properties do not necessarily indicate and certainly do not prove the existence, nature or extent of mineral deposits on our properties.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This AIF uses the term "Indicated Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This AIF uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

MAG Silver Corp.

2009 Annual Information Form

Technical Information

Unless otherwise indicated, scientific or technical information in this AIF relating to mineral reserves or mineral resources is based on information prepared by employees of MAG or its joint venture partners, as applicable, under the supervision of, or has been reviewed by, Dr. Peter Megaw, who is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Passive Foreign Investment Company

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s Common Shares are encouraged to consult their own tax advisers.

Please consult the Company's public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

MAG Silver Corp.

2009 Annual Information Form

CORPORATE STRUCTURE

Incorporation

MAG Silver Corp.’s head office is located at:

#770 – 800 West Pender Street

Vancouver, British Columbia

Canada, V6C 2V6

The Company’s registered office is located at:

2900 – 550 Burrard Street

Vancouver, British Columbia

Canada, V6C 0A3

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name “583882 B.C. Ltd.”.  On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to “Mega Capital Investments Inc.”  On April 22, 2003, the Company changed its name to “MAG Silver Corp.” to reflect its new business upon the completion of its Qualifying Transaction.  Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). Accordingly, on July 27, 2005, the Company adopted new Articles and concurrently increased its authorized capital from 1,000,000,000 Common Shares to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.

Our North American office and principal place of business is located at Suite 770, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6 (phone: 604-630-1399).

The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta and Ontario.

The Company’s Common Shares were listed and posted for trading on the TSX Venture Exchange (formerly CDNX) on April 19, 2000 under the symbol “MGA”.  Concurrent with the Company’s name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to “MAG”.  On July 9, 2007, the Company listed on the American Stock Exchange (now the NYSE Amex Equities) under the symbol “MVG”.  On October 5, 2007, the Company delisted from the TSX Venture Exchange concurrent with its listing on the Toronto Stock Exchange, with the Company’s Common Shares continuing to trade under the symbol “MAG”.

Intercorporate Relationships

The Company is the registered owner of 99% of the issued Class I shares of Minera Los Lagartos, S.A. DE C. V. (“Lagartos”). The remaining 1% of the issued Class I shares of Lagartos are held by Dan MacInnis, President, CEO and a director of the Company, in trust for the Company. The Company effectively has 100% beneficial ownership of Lagartos. The registered and records office of Lagartos is located at Paseo de Los Tamarindos 60, Bosques de Las Lomas, 05120 Mexico, D.F., Mexico.

MAG Silver Corp.

2009 Annual Information Form

The Company’s subsidiary, Lagartos, is the registered owner of a 44% interest in Minera Juanicipio, S.A. DE C.V. (“Minera Juanicipio”) and Fresnillo plc (“Fresnillo”), a London Stock Exchange listed company that is controlled by Industrias Peñoles, S.A. DE C.V. (“Peñoles”) holds a 56% interest.  In December 2007, Lagartos and Peñoles established Minera Juanicipio to hold and operate all mineral and surface rights related to the Juanicipio property located in Zacatecas State, Mexico.  Minera Juanicipio is governed by a shareholders agreement dated October 10, 2005 (the “Shareholders Agreement”).  Pursuant to the Shareholders Agreement each shareholder is to provide funding to Minera Juanicipio pro rata to its interest in Minera Juanicipio, with Fresnillo contributing 56% and MAG, through Lagartos, contributing 44% respectively. See more detail at “Description of the Business – The Juanicipio Property” below.  The registered and records office of Minera Juanicipio is located at Carretera A Francisco I. Madero 1, Col. Cieneguillas, Zacatecas, ZAC, C.P. 98171.

The following table lists the subsidiary of the Company and a company in which MAG holds a significant interest, together with the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each such company:

Name	Jurisdiction of Organization	Percentage of Voting Securities Owned or Controlled
Minera Los Lagartos, S.A. DE C.V.	Mexican Republic	100% (1)
Minera Juanicipio, S.A. DE C.V.	Mexican Republic	44% (2)

Notes:

(1)

On October 9, 2005 the assets of Lexington Capital Group Inc., previously a subsidiary of the Company, were merged with Lagartos, so that all of the Company’s interests in the Juanicipio claim were held by Lagartos.

(2)

Owned by Lagartos, which in turn is wholly owned by the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Background

MAG is a company based in Vancouver, British Columbia, Canada and is focused on the acquisition, exploration and development of district scale projects located in the Mexican Silver Belt.  The Company’s common shares trade on the Toronto Stock Exchange under the symbol MAG and on the New York Stock Exchange Amex Equities under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta and Ontario.

The Company’s three most material properties at the date of this AIF are the Company’s 44% joint venture interest in the Juanicipio property, the 100% owned Cinco de Mayo property and the 100% owned Lagartos (NW and SE) property.  Of these three, the Juanicipio property is the most advanced property and has been the most important valuation factor for the Company.

The roughly 8,000 hectare Juanicipio property is located in Zacatecas State, Mexico just outside the mining town of Fresnillo. The Juanicipio property lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine and 2.5 kilometres west from the Saucito Vein, owned by Fresnillo and currently undergoing production development. The Fresnillo mine area has been in continuous silver production since the 1500’s and today is host to the world’s largest producing silver mine operated by Fresnillo.

MAG Silver Corp.

2009 Annual Information Form

The Company initially acquired a 100% interest in the Juanicipio property in 2002 for a series of payments totalling $919,458 and consisting of $486,125 in cash and $433,333 for the issue of 366,667 common shares.  From 2005 to 2007, Peñoles acquired a 56% interest in the Juanicipio property by conducting US$5,000,000 of exploration on the property over four years and purchasing US$1,000,000 of Common Shares of the Company from treasury at market price.  Since Peñoles completed its earn-in for a 56% project interest the Company has been responsible for 44% of ongoing project costs.

In December 2007, Lagartos and Peñoles established Minera Juanicipio to hold and operate all mineral and surface rights related to the Juanicipio property located in Zacatecas State, Mexico.  In early 2008 Peñoles transferred its interests in Minera Juanicipio to its controlled precious metals company, Fresnillo, which was subsequently listed by way of an initial public offering on the London Stock Exchange.

To December 31, 2009 the Company has recorded a total investment in the Juanicipio project to its own account in the amount of $9,382,075.

The Cinco de Mayo property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico. The Company acquired a 100% interest in the Cinco de Mayo property by way of an option agreement dated February 26, 2004.  The property is subject to a 2.5% net smelter returns royalty.  Under the terms of the option agreement, as later amended, the Company made scheduled cash and share payments together worth US$1,000,000 and incurred exploration expenditures exceeding US$1,000,000 by July 26, 2009.  To December 31, 2009 the Company has paid acquisition costs totalling $1,324,205 for the original property option, comprised of $1,057,575 in cash and 165,670 common shares valued at $266,630.  In 2008 and 2009 the Company acquired several mining concessions internal or adjacent to Cinco de Mayo for cash costs of $890,263 and also acquired surface rights over a small portion of the project area for a cash cost of $789,253, bringing total recorded acquisition costs to $3,003,721. To December 31, 2009 the Company has completed approximately $17,901,130 in exploration costs on the project. Cinco de Mayo is the most advanced of MAG’s five Carbonate Replacement Deposit (“CRD”) style targets.

The Company acquired the 135,000 hectare Lagartos exploration concessions by staking in 2006.  The two claim groups, Lagartos NW and Lagartos SE, lay northwest and southeast of the Juanicipio property, along the “Fresnillo Silver Trend”, a large regional structural zone hosting world class Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  To December 31, 2009 the Company has incurred $86,490 in acquisition costs on the combined Lagartos land positions and incurred $9,907,735 in exploration costs.

Three Year History

2007

By May of 2007, Peñoles had fulfilled its expenditure commitment to earn a 56% interest in the Juanicipio property and in December of 2007, the Company and Peñoles incorporated a joint venture company, Minera Juanicipio S.A. de C.V., to operate the joint venture, with the Company holding 44% of the shares of Minera Juanicipio through its 100% owned Mexican subsidiary, Lagartos, and Peñoles holding a 56% interest in Minera Juanicipio.  It was agreed that Peñoles would be the operator of the project and both parties would fund on-going and future programs in proportion to their pro rata interests.

MAG Silver Corp.

2009 Annual Information Form

To capitalize Minera Juanicipio, the Company invested 63.40 million pesos ($6.025 million) into Minera Juanicipio while Peñoles invested 80.69 million pesos ($7.668 million). MAG then received a payout from Minera Juanicipio of 26.41 million pesos ($2.510 million) against its contribution of the Juanicipio mineral rights while Peñoles received 70.28 million pesos against its contribution of surface rights and the Company’s 44% share of exploration costs incurred by Peñoles in the period subsequent to completion of their earn-in.

During 2007, Minera Juanicipio completed two additional land purchases totaling USD$5,077,939 and then held uninterrupted coverage of 4.5 kilometres of the strike projection of the Valdecañas Vein from east to west and covering a 2.5 kilometre westerly strike projection of the Juanicipio Vein.

By December 31, 2007, it was determined that the Valdecañas Vein averaged almost 5.8 metres in width with a down dip length in excess of 400 metres and it had been traced for 1,500 metres along strike.  The average grade of 14 holes drilled by Peñoles to December 31, 2007 (out of 17) that were within the high grade silver, gold zone was 1,292 grams per tonne silver, 2.50 g/t gold and 8.4% combined lead and zinc.

Work in 2007 at Batopilas included: underground topographic surveys of the old workings; a detailed 590 line-kilometre airborne geophysical survey; a detailed stream sediment and ridge and spur soil sampling program; and a detailed geological re-mapping of the entire project area.  A drill rig was remobilized for the next phase of drilling in mid February 2007. A total of 12 holes were drilled for an additional 3,025 metres of drilling.

During 2007 the Company spent $1.56 million in exploration work on the Cinco de Mayo property, of which $1.05 million related to drilling.

By December 31, 2007, the Company had incurred $120,853 in exploration costs on the Lagartos NW property and $4,220,148 in exploration costs on the Lagartos SE property, including surface, geophysical and drilling work.

For the year ending December 31, 2007 the Company incurred $931,891 in property acquisition costs and $5,987,128 in exploration expenditures on its 100% owned properties, including exploration on the Batopilas, Cinco de Mayo and Lagartos land packages.

In February 2007, the Company closed private placements for 2.76 million units for gross proceeds of $20 million.  Each unit consisted of one common share and one-half common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 for a period of 12 months expiring in February 2008.  All warrants were exercised for gross proceeds to the Company of $13.8 million.

On November 27, 2007 the Company closed a bought deal private placement for 3.0 million common shares of the Company at a price of $15.50 per share for gross proceeds of $46.5 million.

The company successfully upgraded its market exposure in 2007 by listing on the American Stock Exchange (AMEX) under the symbol MVG (now the NYSE Amex Equities) and with its graduation from the TSX Venture Exchange to the Toronto Stock Exchange (TSX) under the symbol MAG.

MAG Silver Corp.

2009 Annual Information Form

2008

For the year ended December 31, 2008, the Company incurred $1,926,488 in property acquisition costs and $13,336,644 in exploration expenditures on its own 100% held properties.

For the year ended December 31, 2008, the Company invested $8,166,747 in Minera Juanicipio to fund its 44% share of exploration expenditures on the Juanicipio property. A total 26,050 metres of diamond drilling was completed on the Valdecañas Vein and 2,810 metres on the Juanicipio Vein in 2008.

On June 18, 2008, the Company announced a resource estimate for the Valdecañas Vein (see news release dated June 18, 2008). The resource estimate was prepared by Fresnillo and audited by SRK Consulting (Canada) Inc.  A National Instrument 43-101 (“NI 43-101”) technical report was filed by the Company in support of the estimate.  The total inferred resource estimate was 237.8 million ounces of silver of which MAG’s 44% interest equates to 104.5 million ounces and Peñoles 56% interest equates to 133.2 million ounces.  In addition to the silver, the resource estimate also contained inferred resources of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes). The metal content referred to above is contained within 7.3 million tonnes of inferred resource grading 1,011 g/t (29.5 opt) silver, 2.06 g/t gold, 2.31% lead, and 3.94% zinc.

During 2008 Peñoles announced the spin-off of its silver assets into a subsidiary company named Fresnillo.  In May 2008, Fresnillo was listed on the London Stock Exchange, while the majority interest in the company remained under the control and ownership of Peñoles.  Later, in September and October 2008, Fresnillo acquired in the market 9,746,193 of the issued and outstanding shares of MAG, which together with its existing shares of MAG represents a 19.83% interest. MAG announced on October 15, 2008 that the Company had established a Special Committee of the Board of Directors to consider “strategic alternatives” in response to Fresnillo’s acquisition of a material interest in MAG shares.

On December 1, 2008 the Company was advised of the intention of Fresbal Investments Ltd., a wholly-owned subsidiary of Fresnillo, to make an unsolicited take-over bid for all of the outstanding shares of MAG for US$4.54 per share.

Drilling at Cinco de Mayo in 2008 intersected widespread and high grades of silver/lead/zinc mineralization and defined a coherent massive sulphide sheet, or manto, of at least 2,000 metres strike length that remained open, suggesting the presence of a large system characteristic of many of the large CRD mines in the Chihuahua Trough.

The Company spent a cumulative total of $10,773,036 in exploration costs at Cinco de Mayo to December 31, 2008 (2007: $2,775,679, 2006: $1,213,474). Exploration programs at Cinco de Mayo by the Company for 2008 were budgeted for approximately $2.4 million. However, results warranted accelerated and expanded programs.

Work on the Batopilas Project in 2008 was scaled back from 2007. There was no new drilling after the spring floods in June. On May 5, 2008, MAG announced that its 2008 exploration program on its 100% owned Batopilas Native Silver District encountered a broad zone of silver/lead and zinc mineralization in Hole BA08-21 located in the Animas area. The zone starts immediately beneath the casing at 9.02 metres down hole and extends to 70.87 metres for a total core length of 61.2 metres grading 20.5 g/t silver, 0.66% lead and 0.84% zinc.  In addition to the Animas Hole, drill holes were also completed at the Escondido and Santo Domingo targets.

MAG Silver Corp.

2009 Annual Information Form

At Lagartos NW, a 5,000-metre drill program was conducted early in 2008, designed to test the depth of the alluvial cover on the eastern boundary of the claim block. Test drilling indicated that the depth of the alluvial cover exceeds 800 metres, not at all practical to consider further exploration in this area.  Focus then turned to Lagartos SE; the Company’s holdings cover the eastern and western extensions of the major past producing vein sets such as the Veta Grande and the Mala Noche Veins.

Initial surface reconnaissance work at Lagartos SE located a series of previously worked veins on the eastern side of the Zacatecas district and sampling returned high grade silver. Subsequent geological and geophysical work identified six (6) drill targets that were part of a 4,000 metre drill program which commenced in late October 2008.

The Company had spent a cumulative total of $6,535,390 in exploration costs at Lagartos to December 31, 2008 (2007 – $4,341,001).

2009

For the year ended December 31, 2009, the Company incurred $2,156,057 in property acquisition costs (2008 - $1,926,488) and $14,389,336 in exploration expenditures (2008 - $13,336,644) on its own 100% held properties.  During 2009 the Company also wrote off deferred acquisition costs of $1,525,903 (2008 - $118,835) and deferred exploration costs of $2,192,615 (2008 – $1,102,184) related to terminated or abandoned projects in Mexico.

During 2009 the Company increased exploration expenditures in an effort to advance MAG’s 100% owned properties.  Drilling on these properties (Cinco de Mayo, Salemex, Sierra Ramirez, Lagartos SE, San Ramone and Nuevo Mundo) totaled 72,810 metres for the year.

In addition to its programs on 100% owned projects, the Company funded $984,920 in 2009 for its 44% share of costs for Minera Juanicipio.  To year end December 31, 2009, the Company has invested a cumulative total of $9,382,075 in Minera Juanicipio to fund its 44% share of expenditures on the Juanicipio property.

As a result of Fresnillo’s intended hostile bid for the Company announced in December 2008 and Fresnillo’s position as an insider due to their 19.8% shareholding of MAG, applicable securities law required that a formal valuation of the Company be prepared by an independent valuator under the supervision of an Independent Committee of the board of directors of MAG prior to Fresnillo commencing its takeover bid. MAG appointed an Independent Committee which engaged TD Securities as independent valuator and Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) as independent technical consultant. By the first week of January 2009, the independent valuator was on site at Juanicipio to begin the valuation.  The independent valuation process was ongoing until February 1, 2009, when the Independent Committee suspended the valuation work because Fresnillo neglected or refused to provide the valuator with critical information in the sole possession of Fresnillo that the Independent Committee considered critical to the completion of a reliable valuation.

MAG Silver Corp.

2009 Annual Information Form

On June 18, 2009, in connection with MAG's formal application to the Ontario Securities Commission (“OSC”) to compel Fresnillo to produce critical information needed to complete an independent valuation report for the non-Fresnillo shareholders of the Company as required by Multilateral Instrument 61-101, the OSC ordered Fresnillo to provide discovery of documents and email records that were germane to Fresnillo's repeated assertions that critical documents concerning Fresnillo's regional development plans adjacent to the Juanicipio joint venture property and other information required in connection with the independent valuation of MAG do not exist.  Within two working days of this order Fresnillo withdrew its intention to make a hostile bid, obviating the need to comply with the OSC order.

During Fresnillo’s hostile bid attempt, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement. It has always been MAG’s position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  Accordingly, MAG is seeking a ruling as to whether or not Fresnillo may acquire control of MAG without the consent of MAG’s board in breach of the standstill provisions contained in the Shareholders Agreement and is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement, including claims for damages and other orders arising from Fresnillo’s conduct. The arbitration process is presently in progress.

In response to Fresnillo’s intended hostile bid, MAG chose to accelerate its own 2009 exploration program with the aim of unlocking additional shareholder value from its own portfolio of exploration properties.  As a result of the 2009 program the Lagartos SE and Cinco de Mayo projects have been advanced with significant drill results.  At Cinco de Mayo an extensive, near surface, molybdenum and gold mineralized zone has been discovered and work continues to expand and delineate the Pozo Seco moly/gold zone.

An updated NI 43-101 compliant resource estimate was completed by Scott Wilson Roscoe Postle Associates Inc. dated April 8, 2009 (see press releases dated February 24, 2009 and March 4, 2009; technical report filed on www.sedar.com and www.sec.gov; and see the section titled “Juanicipio Property” below in this document).

On August 19, 2009 independent engineering firm Wardrop, a Tetra Tech Company, (“Wardrop”) delivered a NI 43-101 scoping study on the Valdecañas Vein. Commissioned by Minera Juanicipio, this preliminary economic assessment for a standalone operation demonstrated very positive economics, even without taking into account the benefit of potential regional synergies from developments completed and/or recently announced on the adjoining property owned by Fresnillo.

A total 19,833 metres of diamond drilling was completed on the Juanicipio Joint Venture to early December 2009.  Of that total, 11,700 metres were drilled on the Valdecañas Vein, 5,611 metres on the Juanicipio Vein and 2,478 metres drilled on other structural or vein targets.  The drill program continued to yield high grade silver, gold, lead and zinc returns.  Since drilling began in 2003 a total of 79 bore holes have been completed on the property.  Collectively these intersections combined to show the high grade silver/gold zone to have a vertical height of almost 450 metres and have established a strike length for this zone of approximately 1,700 metres.

The Company’s 2010 Minera Juanicipio budget of approximately US $2.6M represents MAG’s pro rata 44% interest in the joint venture.  At the board meeting in December of 2009 the board of Minera Juanicipio approved an exploration budget of US $4.4M (100%) for 2010. On March 16, 2010, the Minera Juanicipio board approved an amendment to the 2010 exploration budget to include a further of US$1.5 million (100%) engineering budget for a prefeasibility study.  Commencement of the prefeasibility study is subject to completion of a resource audit and update planned for June 2010 whereby at least 50% of the total contained silver can be categorized as an indicated resource.  To the end of 2009, almost 47% of the total contained resource ounces were classified as indicated.  A 10 hole program utilizing 4 drills is presently underway and is targeted for completion by June 2010.  MAG’s 2010 budget for Minera Juanicipio includes its 44% contribution for both the exploration budget and the additional engineering budget.

MAG Silver Corp.

2009 Annual Information Form

Although progress continues on the Juanicipio property, the Company continues to advise Fresnillo that it supports a rapid development program for the Valdecañas Vein in accordance with industry’s best practices in order to ensure the best financial results for the property.  The technical committee and board of directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company, meet several times a year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.

For more information about the Juanicipio Project and for information about Cinco de Mayo, Lagartos and other mineral properties see the section titled “Mineral properties” below.

At December 31, 2009, the Company had cash and cash equivalents on hand of $26,803,652 versus $52,262,561 for the period ended December 31, 2008.  The Company’s reserves of cash and cash equivalents originate from financings completed in 2007 and warrant exercises completed early in 2008.

Significant Acquisitions

No significant acquisitions for which disclosure is required under Part 8 of NI 51-102 were completed by the Company during its most recently completed financial year.

DESCRIPTION OF THE BUSINESS

General

The Company is in the mineral acquisition, exploration and development business. The Company is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the Company’s properties is determined. Even if the Company completes its exploration program and is successful in identifying a mineral deposit, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit or reserve.

MAG Silver Corp.

2009 Annual Information Form

Employees

The Company’s business is administered from its head office in Vancouver, British Columbia, Canada.  At December 31, 2009, the Company had 7 full time employees.

Carrying on Business in Mexico

The Company’s property interests are located in Mexico.  A summary of the regulatory regime material to the business and affairs of the Company is provided below.

Mining Regulation

The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining concessions (currently covering exploration and exploitation).  Concessions are granted by the Mexican federal government for a period of fifty years from the date of their recording in the Public Registry of Mining.  The term of mining concessions previously issued by the Mexican federal government (for exploration and/or exploitation) was automatically extended by the enactment of the recent amendments to the Mexican mining law.  Likewise, due to such amendments, the holders of mining concessions for exploration were automatically authorized to carry out not only exploration work, but also exploitation works.

Holders of concessions may, within the five years prior to the expiration of such concessions, apply for their renewal for the same period of time.  Failure to apply prior to the expiration of the term of the concession will result in termination of the concession.  Concessions are subject to annual work requirements and payment of surface taxes which are assessed and levied on a semi-annual basis.  Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties.

Mineral concessions may also be obtained by foreign citizens or foreign corporations, in this latter case, through the establishment of a branch or subsidiary in Mexico, and in the case of foreign citizens, provided that they comply with certain requirements set forth in the Law of Foreign Investment.  Foreign citizens are required to apply for the corresponding authorization before the Ministry of Foreign Affairs and register their investment in the National Registry of Foreign Investment.  In the case of a branch of foreign corporations, in addition to registration in the National Registry of Foreign Investment, additional authorization from the Ministry of Economy is required in order to obtain subsequent registration in the corresponding local Public Registry of Commerce.

Mexican mining law does not require payment of finder’s fees or royalties to the Government, except for a discovery premium in connection with national mineral reserves and claims or allotments contracted directly from the Mexican Geological Service.  None of the property interests held by Lagartos are under such fee regime.  However, holders of exploitation concessions are required to pay surface taxes which are assessed and levied on a semi-annual basis.

Foreign Investment Regulation

Foreign investment regulation in Mexico is primarily governed by the Law of Foreign Investment and its Regulations.  Foreign investment of up to 100% in Mexican mining companies is freely permitted.  Foreign companies or companies with foreign investment in their capital stock must be registered with the National Registry of Foreign Investment which is maintained by the Ministry of Economy.

MAG Silver Corp.

2009 Annual Information Form

Environmental Regulation

Mexico has federal, state and municipal laws and regulations relating to the protection of the environment and natural resources (“Environmental Laws”), including laws and regulations concerning water pollution, air pollution, noise pollution, hazardous substances and forest protection.  The principal federal environmental law in Mexico is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the “General Law of Ecological Balance and Environmental Protection” or the “General Law”), pursuant to which general environmental rules and policies have been promulgated addressing air pollution, hazardous substances and environmental impact among various others.

Another federal law particularly relevant for the mining sector is the Ley General para la Gestión Integral de los Residuos and its recently enacted regulations the Reglamento de la Ley General para la Prevención y Gestión Integal de los Residuos,which regulate the generation, handling, transportation, storage and final disposal of hazardous waste, as well as the import and export of hazardous materials and hazardous wastes, and assigns liability for ownership and possession of contaminated sites and for contaminating activities.   The Ley General de Desarrollo Forestal Sustentable and its regulations (the “Forestry Protection Laws”) are also relevant, as they address reforestation obligations and compensation measures on projects which may have a deforestation impact, such as certain mining projects.

Applicable Environmental Laws foresee the creation and regulation of Natural Protected Areas (Areas Naturales Protegidas) which along with Ecological Ordinance Programs (Programas de Ordenamiento Ecológico) constitute two of the main instruments that will regulate the use of land in the areas within their jurisdiction, including restrictions on certain activities and sectors, such as the mining sector.

Additionally, there are a series of “Mexican Official Norms” which are technical standards issued by competent regulatory authorities, pursuant to the Ley General de Metrología y Normalización and to other laws that include the aforementioned environmental laws, which establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous wastes and noise control, among others. There are Mexican Official Norms regarding soil contamination (mainly with total petroleum hydrocarbons and heavy metals) and waste management (the “Ecological Standards”). Of particular importance to the mining sector are Mexican Official Norms NOM-120-SEMARNAT-1997 regulating environmental protection of mining activities in certain zones, and NOM-141-SEMARNAT-2003 which addresses certain aspects of tailings (jales de minería) from mining activities, among other Ecological Standards applicable to mining activities.

The Secretaría de Medio Ambiente y Recursos Naturales (the “Ministry of the Environment and Natural Resources” or “SEMARNAT” for its initials in Spanish) is the federal agency in charge of enacting and overseeing environmental regulation at the federal level, including the General Law and federal statutes and the Environmental Laws, as well as the Ecological Standards.  On enforcement matters the SEMARNAT acts mainly through the “Procuraduría Federal de Protección al Ambiente” (the “Federal Bureau of Environmental Protection” or “PROFEPA” for its initials in Spanish) and in certain cases through other governmental entities under its control, such as the Comisión Nacional del Agua (or National Water Commission).

MAG Silver Corp.

2009 Annual Information Form

Environmental Laws also regulate environmental protection in the mining industry in Mexico.  In order to comply with these laws, a series of permits, licences and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project.  Generally, these permits and authorizations are issued on a timely basis after the completion of an application by a concession holder. Additionally, periodic reporting of hazardous wastes and federal air emissions and federal waste water discharges to Federal authorities is required under the Environmental Laws.   To the best of the Company’s knowledge, all of the Company’s property interests are currently in compliance with the Environmental Laws.

In the exploration stage, the cost of complying with such Environmental Laws is included in the exploration budget. Until such time as the Company conducts larger more invasive procedures, such as trenching or bulk sampling, there is only nominal cost associated with compliance with the Environmental Laws. The Company’s programs are not yet sufficiently advanced to allow an estimate of the future cost of such environmental compliance.

Currency

The official monetary unit of Mexico is the peso. The currency exchange rate freely floats and the country has no currency exchange restrictions.  Nevertheless, following the devaluation of the Mexican peso in December, 1994, uncertainties continue with respect to the financial situation of Mexico.  See “Describe the Business - Risk Factors”, specifically those risk factors dealing with currency fluctuation and inflation.

The following table presents a five-year history of the average annual exchange rates to convert one Canadian dollar into Mexican pesos, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate
2009	11.8385
2008	10.4302
2007	10.1784
2006	9.6025
2005	8.9927

Value Added Tax

In Mexico, VAT is charged on all goods and services at a rate of 15% percent (16% effective January 1, 2010).  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

Trend Information

See the discussion regarding trends in the general market below under “Economic and political instability may affect the Company’s business”. The Company’s funding obligations under the Company's property option agreements are set out in “Disclosure of Contractual Obligations”. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and to fund exploration costs on such properties.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least mid 2011.

MAG Silver Corp.

2009 Annual Information Form

The scale and scope of the Juanicipio property could change this timeline as exploration progresses. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company will likely need to raise additional capital by issuance of equity in the future.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

Economic and political instability may affect the Company’s business

From mid calendar 2008 until early 2009 there had been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns.  Those macro-economic events negatively affected the mining and minerals sectors in general.  The Company’s market capitalization was significantly reduced during that period.  Although market conditions are improving, the Company’s liquidity and its long term ability to raise the capital required to execute its business plans remain uncertain.  As a result the Company will consider its plans and options carefully going forward into 2010.  The Company intends to preserve its cash balances to the greatest extent possible while still striving to execute its business plans.

The Company has assessed the carrying values of its mineral properties.  Based on current and expected metals prices and cost structures, management has determined that the values of the Company’s mineral properties have not been impaired at this time. However, should current market conditions and commodity prices worsen and persist in a worsened state for a prolonged period of time, an impairment of mineral properties may be required.

The Company carries on its primary business activities in Mexico and to date this jurisdiction has been stable and favourable.  However there have recently been reports of increased political unrest, police and military enforcement action against drug cartels and a corresponding increase in violent crime in Mexico.  The Company’s interests have not been affected by such events to date.   The Company’s interests could be adversely affected by risks and uncertainties beyond its control.  These risks and uncertainties include, but are not limited to, exchange controls, currency fluctuations, changes in taxation laws or policies, changes in mining or investment policies, shifts in political attitude, terrorism, hostage taking, military repression, expropriation and nationalization, labour unrest, or the risk of civil unrest or civil war.  Operations could also be negatively affected by changes in various governmental regulations such as, environmental legislation, land use, land claims of local people, water use and mine safety legislation.

Risk Factors

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

MAG Silver Corp.

2009 Annual Information Form

Risk Factors Relating to Financing

1.

The Company has a lack of cash flow, which may affect its ability to continue as a going concern.  The Company’s activities are currently funded from its cash and cash equivalents, which are the proceeds of previous equity financings.

2.

Adequate funding may not be available, resulting in the possible loss of the Company’s interests in its properties.  Sufficient funding may not be available to the Company for further exploration and development of its property interests or to fulfil its obligations under applicable agreements.  The Company may not be able to obtain adequate financing in the future or favourable terms or at all.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of properties, with the possible loss of such properties.  The Company will require new capital to continue to operate its business and to continue with exploration on its properties, and additional capital may not be available when needed, if at all.

3.

Funding and property commitments will result in dilution to the Company’s shareholders.  It is likely any additional capital required by the Company as described in Risk Factor #2 above will be raised through the issuance of additional equity which may result in dilution to the Company’s shareholders. Further, the Company, from time to time, may issue Common Shares to earn its interests in properties. Such property share issuances may also result in dilution to the Company’s shareholders.

4.

Substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, the Company may not be able to justify commercial operations.  If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, resources may not be discovered in sufficient quantities to justify commercial operations or the funds required for development may not be obtained at all or on terms acceptable to the Company.

5.

Lack of funding to satisfy contractual obligations may result in the Company’s loss of property interests.  The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements.  The Company has options to acquire interests in properties in Mexico and in order to obtain ownership of such properties it must make payments to the current owners and incur certain exploration expenditures on those properties. In order to secure ownership of these properties, additional financing will be required. Failure of the Company to make the requisite payments in the prescribed time periods will result in the Company losing its entire interest in the subject property and the Company will no longer be able to conduct certain aspects of its business as described in this AIF. The Company may not have sufficient funds to: (a) make the minimum expenditures to maintain its properties in good standing under Mexican law; and (b) make the minimum expenditures to earn its interest in such properties.  In such event, in respect of any of the properties, the Company may seek to enter into a joint venture or sell the subject property or elect to terminate its option.

MAG Silver Corp.

2009 Annual Information Form

6.

Values attributed to the Company’s assets may not be realizable, the Company has no proven history and its ability to continue as a going concern depends upon a number of significant variables. The amounts attributed to the Company’s exploration concessions in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. Further, the Company has no proven history of performance, revenues, earnings or success. As such, the Company’s ability to continue as a going concern is dependent upon the existence of economically recoverable resources, the ability of the Company to obtain the necessary financing to complete the development of its interests and future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Risk Factors Relating to Title

7.

Title to the properties in which the Company has an interest may be in doubt and any challenge to the title to any of such properties may have a negative impact on the Company.  A full investigation of legal title to the Company’s property interests has not been carried out at this time.  Accordingly, title to these property interests may be in doubt.  Other parties may dispute title or access to the properties in which the Company has an interest.  The Company’s property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by undetected defects.  Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur delay and expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

8.

Title opinions provide no guarantee of title and any challenge to the title to any of such properties may have a negative impact on the Company.  Although the Company has or will receive title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned.  In Mexico, a title opinion does not provide absolute comfort that the holder has unconditional or absolute title.  Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

9.

Titles to the properties in which the Company has an interest are not registered in the name of the Company, which may result in potential title disputes having a negative impact on the Company. All of the agreements under which the Company may earn interests in properties have either been registered or been submitted for registration with the Mexican Public Registry of Mining, but title relating to the properties in which the Company may earn its interests are held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay or indefinite postponement of further exploration and development of properties with the possible loss of such properties.

MAG Silver Corp.

2009 Annual Information Form

Risk Factors Relating to the Company’s Property Interests

10.

Minority Ownership of Minera Juanicipio. The terms of the Shareholders Agreement governing the operation of Minera Juanicipio provides effective control to Fresnillo over many of the activities of Minera Juanicipio since it holds a majority (56%) of the shares of Minera Juanicipio. While a limited number of decisions of the shareholders or the directors of Minera Juanicipio require a special majority of 60%, and in one instance 75%, giving the Company an effective veto over any such decisions, the Company is a minority shareholder of Minera Juanicipio and is dependent on Fresnillo to manage the affairs of Minera Juanicipio and to do so in compliance with the Shareholders Agreement, the Articles of Minera Juanicipio and applicable law.

The Shareholders Agreement calls for adjustments to the interests of the shareholders in Minera Juanicipio where either shareholder fails to fund cash calls within certain specified periods. If the Company fails to fund cash calls, it risks having its interest reduced, may lose its effective veto power over certain decisions and ultimately could be diluted out of Minera Juanicipio altogether.  Fresnillo is a much larger entity with far greater access to financial resources than the Company.

11.

Major shareholder with 19.8% holding.  The presence of a dominant shareholder who has: a) made a hostile bid attempt; b) is the Minera Juanicipio Joint Venture operator for the Company; and c) has substantial property holdings surrounding the Minera Juanicipio Joint Venture property, gives rise to conflicts of interest to the Company and to Minera Juanicipio.

12.

Mineral exploration is a highly competitive industry.  The mineral exploration industry is intensely competitive and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with substantial capabilities and greater financial and technical resources than the Company.  The Company may be unable to acquire additional attractive mineral properties on terms it considers to be acceptable.  The inability of the Company to acquire attractive mineral properties would result in difficulties in it obtaining future financing and profitable operations.

13.

The properties in which the Company has an interest are in the exploration stage, and most exploration projects do not result in commercially mineable deposits.  All of the Company’s property interests are at the exploration stage only and there are no known commercial quantities of minerals on such properties.  Most exploration projects do not result in the discovery of commercially mineable deposits of ores. Estimates of reserves, mineral deposits and production costs can be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The probability of an individual prospect ever having reserves is extremely remote. If a property does not contain any reserves, any funds spent on exploration of that property will be lost. The failure of the Company to find an economic mineral deposit on any of its exploration concessions will have a negative effect on the Company.

MAG Silver Corp.

2009 Annual Information Form

14.

The properties in which the Company has an interest are in Mexico.  The Company’s property interests are located in Mexico.  Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business. See “Description of the Business – General - Carrying on Business in Mexico”.

15.

There is no guarantee that licenses and permits required by the Company will be obtained, which may result in the Company losing its interest in the subject property.  The Company’s ability to explore and exploit the property interests is subject to ongoing approval of local governments.  The operations of the Company may require licenses and permits from various governmental authorities.  The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.  Failure to obtain such licenses and permits may adversely affect the Company’s business as the Company would be unable to legally conduct its intended exploration work, which may result in it losing its interest in the subject property.

16.

Environmental regulations are becoming more onerous to comply with, and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations.  The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution.  Failure to comply with such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require submissions to and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations. See “Description of the Business – General – Carrying on Business in Mexico – Environmental Regulation”.

17.

Mexican Foreign Investment and Income Tax Laws apply to the Company.  Under the Foreign Investment Law of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits.  Under Mexican Income Tax Law, dividends paid out of “previously taxed net earnings” are not subject to Mexican taxes.  Otherwise, such dividends paid are subject to the Mexican income tax at the corporate level, which presently is 28 percent over a gross up basis (amount of the dividend times 1.3889), payable by the Mexican company as an advance of its annual income tax.  Currently, there is no withholding tax on dividends paid by a Mexican company.

18.

Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results.  The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results. Several of the Company’s options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican Pesos or in US dollars over the next few years. Exploration and development programs to be conducted by the Company in Mexico will also be funded in Mexican Pesos or in US dollars. As the Company maintains its accounts in Canadian and US dollars, any appreciation in Mexican currency against the Canadian or US dollar will increase our costs of carrying out operations in Mexico.  Further, any decrease in the US dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in US dollars.  The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

MAG Silver Corp.

2009 Annual Information Form

19.

None of the properties in which the Company has an interest has any mineral reserves. Currently, there are no mineral reserves for any of the properties in which the Company has an interest.

Risk Factors Relating to Mineral Exploration Generally

20.

Mineral exploration and development is a speculative business and most exploration projects do not result in the discovery of commercially mineable deposits.  Exploration for minerals is a speculative venture necessarily involving substantial risk. The expenditures made by the Company described herein may not result in discoveries of commercial quantities of minerals. The failure to find an economic mineral deposit on any of the Company’s exploration concessions will have a negative effect on the Company.

21.

Mining operations generally involve a high degree of risk and potential liability.  Hazards such as unusual or unexpected formations and other conditions are involved in mining.  The Company may become subject to liability for pollution, fire, explosions, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The incurrence of any such liabilities may have a material negative effect on the Company’s financial position.

22.

Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company.  Mineral prices, including gold and silver prices, have fluctuated widely in recent years.  The marketability and price of any minerals that may be acquired by the Company may be affected by numerous factors beyond the control of the Company.  These other factors include delivery uncertainties related to the proximity of its reserves to processing facilities and extensive government regulation relating to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business.  Declines in mineral prices may have a negative effect on the Company.

23.

Surface access.  The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas.  Some properties, like Juanicipio and Lagartos, are near towns and other habitations, but there are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users.  Notwithstanding this there are potential overlapping surface usage issues in some areas.  Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or residential interests.  The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations.  Exploration activities are not materially impacted by competing surface rights issues, although in some areas the Company has been required to negotiate compensation for surface rights holders in order to secure right of access.

MAG Silver Corp.

2009 Annual Information Form

General and Miscellaneous Risk Factors

24.

The price of the Company’s Common Shares is volatile.  Publicly quoted securities are subject to a relatively high degree of price volatility.  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares on the TSX fluctuated between a high of $7.75 and a low of $4.85 and on the NYSE Amex Equities between a high of US$7.58 and a low of US$4.03 within the twelve month period preceding the date of this Annual Information Form. There can be no assurance that continued fluctuations in price will not occur.

25.

There is an absence of a liquid trading market for the Company’s Common Shares.  Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all.  There can be no assurance that the Company will continue to meet the listing requirements of the TSX or the NYSE Amex Equities or achieve listing on any other public listing exchange.

26.

Classification as a Passive Foreign Investment Company has adverse income tax consequences for United States shareholders.  The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification will result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these U.S. tax consequences, shareholders and prospective US holders of the Company’s Common Shares are encouraged to consult their own tax advisers.

27.

The Company and its principals and assets are located outside of the United States, which makes it difficult to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors.  Substantially all of the Company’s assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States.  In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  In addition, there is uncertainty as to whether the courts of Canada, Mexico and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada, Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Mexico should be in pesos and service of process in Mexico must be effectuated personally and not by mail.

MAG Silver Corp.

2009 Annual Information Form

28.

The Company has outstanding stock options which, if exercised, could cause dilution to existing shareholders.  At March 25, 2010, the Company had 3,352,118 stock options issued and outstanding with a weighted average exercise price of $7.38 per share. Stock options are likely to be exercised when the market price of the Company’s common shares exceeds the exercise price of such stock options.  The exercise of such stock options and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options.  Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders percentage interest in the Company.

29.

The Company is dependent on its key personnel, some of whom have not entered into written agreements with the Company and whom are not insured by the Company.  The Company is dependent upon the continued availability and commitment of its key management, employees and consultants, whose contributions to immediate and future operations of the Company are of central importance.  The Company relies on its President & CEO, Dan MacInnis, and its other officers, whom have entered into written employment agreements with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company’s business plan.  The Company also relies heavily on Dr. Peter Megaw for the planning, execution and assessment of the Company’s exploration programs.  Dr. Megaw, formerly an arm’s length consultant, is a director of and consultant to the Company and he is paid a fee for his consulting services based on fair market rates and his submission of invoices for services rendered. The Company has not obtained “key man” insurance for any of its management or consultants. The loss of either Dan MacInnis or Dr. Megaw may have a temporary negative impact on the Company until they were replaced.

30.

The Company does not pay dividends. Payment of dividends on the Company’s Common Shares is within the discretion of the Company’s Board and will depend upon the Company’s future earnings, its capital requirements and financial condition, and other relevant factors.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

31.

The Company’s directors and officers may have conflicts of interest which may not be resolved in favour of the Company, which in turn may adversely affect the Company. Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to the Company.  None of the Company’s constating documents or any of its other agreements contains any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company.  If any of such conflicts are not resolved in favour of the Company, the Company may be adversely affected. See “Directors and Officers” for details of other companies that the Company’s officers and directors are involved with.

MAG Silver Corp.

2009 Annual Information Form

Asset-backed Securities

The Company has no asset-backed securities outstanding. Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible into cash and have original maturities of 90 days or less.

Mineral Projects

All of the Company’s mining claims are located in Mexico and are issued by the Federal Government. As of the date of this AIF, the Company does not own any surface lands on any of its properties other than at Cinco de Mayo and at the Juanicipio property, where Minera Juanicipio, a joint venture company owned 44% by MAG and 56% by Fresnillo, has acquired some surface lands overlying the Valdecañas and Juanicipio Veins.

The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas.  There are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users.  Notwithstanding this there are potential overlapping surface usage issues in some areas.  Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or dwelling interests.  The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations.  Exploration activities are not materially impacted by competing surface rights issues, although in some areas the Company has been required to negotiate compensation for surface rights holders in order to secure right of access.

In some of the more remote property locations the access to water, power and basic infrastructure is limited or non-existent.  Any mining operations undertaken in such areas will need to take the supply of such requirements into consideration.  For the Juanicipio, Lagartos and Cinco de Mayo properties, the available supply or the ability to establish supply, of water, power and infrastructure is considered to be adequate or manageable.

To maintain 50-year mining concessions the Company must pay semi-annual taxes and file an annual work report. If the Company files for an extension before the term of a concession expires an additional 50-year extension of the mining concession can be granted.

The concessions listed in the following table are 100% owned by the Company with the exception of the Juanicipio property which is owned by Minera Juanicipio, held as to 44% indirectly by the Company and 56% by Fresnillo.

MAG Silver Corp.

2009 Annual Information Form

CLAIM NAME	CLASE	FILE		TITLE	START	EXPIRY	AREA	AREA	RIGHTS
	CONC.				DATE	DATE	HECTARES	HECTARES	TO PAY 1/2010
								REDUCTION	(PESOS)
MINERA LOS LAGARTOS S.A. DE C.V
LAGARTOS NW PROJECT
LAGARTOS I	E	93/	26834	220667	9-Sep-2003	8-Sep-2050	11,206.7018		354,356.00
LAGARTOS II	E	93/	26857	221035	13-Nov-2003	12-Nov-2050	3,720.0000		117,627.00
REDUC. LAGARTOS III (REDUCCION)	E	93/	8/2/00117	233529	27-Jan-2004	26-Jan-2054	36,995.1738	12,043.0552	380,802.00
LAGARTOS XII	E	93/	28006	228569	8-Dec-2006	7-Dec-2056	2,854.9938		44,881.00
LAGARTOS XIV	E	93/	28056	228767	23-Jan-2007	22-Jan-2057	719.7292		5,470.00
									903,136.00
LAGARTOS SE PROJECT
REDUC. LAGARTOS IV (REDUCCION)	E	93/	26898	221805	26-Mar-2004	25-Mar-2054	63,184.3347	26,758.5800	846,107.00
LAGARTOS VI	E	93/	27344	228340	8-Nov-2006	7-Nov-2056	3,638.0752		57,191.00
LAGARTOS XI	E	93/	27611	In progress			363.6348
LAGARTOS XIII	E	93/	27927	228633	15-Dec-2006	14-Dec-2056	12.5392		198.00
GEMINIS XIII	E	93/	27357	224581	20-May-2005	19-May-2005	86.6423		1,362.00
GEMINIS XXIII	E	93/	27788	227962	15-Sep-2006	14-Sep-2056	94.3131		1,483.00
CUMBRES I	E	93/	27360	224582	20-May-2005	19-May-2055	331.6280		5,214.00
SAN MARTINITO	X	321.1/8	250	196156	16-Jul-1993	15-Jul-2043	12.0000		1,336.00
LA CONSTANCIA	X	8/1.3	1992	196319	16-Jul-1993	15-Jul-2043	25.9648		2,889.00
PAULINA	X	8/1.3	1157	217496	16-Jul-2002	15-Jul-2052	7.6958		244.00
LA CAMOCHA 2	E	93/	27397	224841	14-Jun-2005	13-Jun-2055	8.3405		132.00
LAS MARIAS	E	93/	25713	215229	14-Feb-2002	13-Feb-2052	73.5433		4,650.00
SAN MIGUEL	E	93/	25598	215509	22-Feb-2002	21-Feb-2052	16.1263		1,020.00
SAN FERNANDO	X	93/	11369	162437	12-Jun-1978		20.6911		2,302.00
AMPL. A SAN FERNANDO	X	93/	11501	162400	12-Jan-1978	11-Jan-2028	65.2211		7,258.00
PREDILECTA	X	93/	9747	164960	3-Aug-1979		32.0000		3,561.00
LAG	E	93/	27992	In progress			2,468.7166
LAG F-1	E	93/	27992	In progress			387.2650
LAG F-2	E	93/	27992	In progress			1,813.5911
LAG F-3	E	93/	27992	In progress			6.4567
LAG F-4	E	93/	27992	In progress			8.4830
LAG F-5	E	93/	27992	In progress			1.2925
LAG F-6	E	93/	27992	In progress			8.8846
LAG F-7	E	93/	27992	In progress			19.7332
LAG F-8	E	93/	27992	In progress			3.8895
LAG F-9	E	93/	27992	In progress			67.0928
LAGF-10	E	93/	27992	In progress			95.6858
LAG F-11	E	93/	27992	In progress			1.3324
LAG F-12	E	93/	27992	In progress			1.0981
LAG F-13	E	93/	27992	In progress			0.9569
LAG 5	E	93/	28235	230023	10-Jul-2007	9-Jul-2057	8,747.6164		66,482.00
									1,001,429.00
OTHER ZACATECAS CLAIMS
LAGARTOS X	E	93/	27998	228253	17-Oct-2006	16-Oct-2056	22,767.9220		357,912.00
									357,912.00

MAG Silver Corp.

2009 Annual Information Form

CLAIM NAME	CLASE	FILE		TITLE	START	EXPIRY	AREA	AREA	RIGHTS
	CONC.				DATE	DATE	HECTARES	HECTARES	TO PAY 1/2010
								REDUCTION	(PESOS)
SAN RAMONE PROJECT
SE LOS DIJE	X	93/	8724	165180	12-Sep-1979	11-Sep-2029	19.5955		2,181.00
LA CONCORDIA	X	93/	321.1/8-339	194295	19-Dec-1991	18-Dec-2041	47.4735		5,283.00
MIGUEL ANGEL	X	93/	321.1/8-191	192538	19-Dec-1991	18-Dec-2041	46.9062		5,220.00
MINA DEL FIERRO	X	93/	8/1.3/547	203365	19-Jul-1996	18-Jul-2046	62.0000		6,899.00
EVELIN	E	93/	15527	199727	18-May-1994	17-May-2044	12.0000		1,338.00
ESMERALDA	E	93/	15553	200689	20-Sep-1994	19-Sep-2044	49.5030		5,509.00
2A. EVELIN	X	93/	8/1.3/1205	227879	29-Aug-2006	28-Aug-2056	60.0000		944.00
SKIE	X	93/	8/1.3/1216	227880	29-Aug-2006	28-Aug-2056	14.2701		225.00
									27,599.00
							TOTAL:		2,290,076.00
JUANICIPIO PROJECT
JUANICIPIO 1	X	8/	1-1706	226339	13-Dec-2005	12-Dec-2055	7,679.2106		120,718.00
							TOTAL:		120,718.00
BATOPILAS PROJECT
DON FIPPI	X	1/1/	1358	222629	3-Aug-2004	2-Aug-2054	3,160.5780		49,685.00
DON FIPPI FRAC. 1	E	10/	22430	In progress			12.9315
DON FIPPI 2	E	16/	30103	215474	22-Feb-2002	21-Feb-2048	152.0234		9,611.00
DON FIPPI 3	E	16/	30953	215481	22-Feb-2002	21-Feb-2048	56.0000		3,541.00
DON FIPPI 4	E	16/	30952	217251	2-Jul-2002	1-Jul-2048	10.0000		317.00
SANTO DOMINGO	E	16/	29872	214671	30-Oct-2001	29-Oct-2046	26.6062		1,682.00
SAN MARTIN	E	16/	29873	214672	30-Oct-2001	29-Oct-2046	2.1536		137.00
PASTRANA	E	16/	31077	217467	16-Jul-2002	15-Jul-2048	82.6803		2,615.00
ANEXO A SAN MARTIN	E	16/	31801	220044	3-Jun-2003	2-Jun-2049	6.7443		214.00
TESCALAMA	E	16/	32058	220927	28-Oct-2003	27-Oct-2049	12.0000		380.00
ROSALINDA	E	16/	32057	220926	28-Oct-2003	27-Oct-2049	25.6222		811.00
							TOTAL:		68,993.00
GUIGUI PROJECT
GUIGUI	X	1-1.3/	938	217493	16-Jul-2002	15-Jul-2052	4,009.0334		126,766.00
GUIGUI 2	E	16/	27991	219640	28-Mar-2003	27-Mar-2050	489.1300		15,466.00
GUIGUI 3 FRAC. 1	E	16/	29944	219648	28-Mar-2003	27-Mar-2050	17.0200		539.00
GUIGUI 3 FRAC. 2	E	16/	29944	219649	28-Mar-2003	27-Mar-2050	1.5200		48.00
GUIGUI 4	E	16/	30320	219650	28-Mar-2003	27-Mar-2050	3.0000		95.00
EL FAISAN	X	1/1.3	1182	214631	26-Oct-2001	25-Oct-2051	16.0000		1,012.00
LOS ARENALES	X	1/1.3	1011	214622	26-Oct-2001	25-Oct-2051	18.0000		1,138.00
							TOTAL:		145,064.00
CINCO DE MAYO PROJECT
DON JOSE	X	1	1300	222251	22-Jun-2004	21-Jun-2054	1,640.0000		51,857.00
DON JOSE II	E	16/	36935					In progress
DON JOSE II FRACC. 1	E	16/	36942					In progress
DON JOSE II FRACC. 2	E	16/	36942					In progress
DON JOSE III	X	1	1492	224331	26-Apr-2005	25-Apr-2055	78.7872		1,239.00
DON JOSE III FRAC. 2	E	16/	24502	209293	30-Mar-1999	29-Mar-2049	32.7879		3,649.00

MAG Silver Corp.

2009 Annual Information Form

CLAIM NAME	CLASE	FILE		TITLE	START	EXPIRY	AREA	AREA	RIGHTS
	CONC.				DATE	DATE	HECTARES	HECTARES	TO PAY 1/2010
								REDUCTION	(PESOS)
DON JOSE IV T-212524 PASO A	E	16/	24773	218474	31-Oct-2000	30-Oct-2050	348.5547		22,036.00
DON JOSE V	E	16/	24789	212878	13-Feb-2001	12-Feb-2046	47.7166		3,017.00
DON ROBERTO	X	1	1462	224252	22-Apr-2005	21-Apr-2055	453.4431		7,129.00
CINCO DE MAYO	E	16/	31459	216086	9-Apr-2002	8-Apr-2048	65.0000		4,110.00
DANIEL	E	16/	33396	229222	27-Mar-2007	26-Mar-2057	1,653.9137		12,570.00
DANIEL 1	E	16/	34715	229249	28-Mar-2007	27-Mar-2057	4.8630		37.00
INDEPENDENCIA	E	16/	34753	229744	13-Jun-2007	12-Jun-2057	17,096.9082		129,937.00
LA MARY	E	16/	35303	230455	4-Sep-2007	3-Sep-2057	12.0000		92.00
LA AMISTAD	E	16/	34983	230454	4-Sep-2007	3-Sep-2057	11.4935		88.00
EL PLOMO	E	16/	35374	230475	6-Sep-2007	5-Sep-2057	20.0000		152.00
LA FORTUNA	E	16/	34744	228746	18-Jan-2007	17-Jan-2057	132.9008		1,010.00
LA SINFOROSA	E	16/	34746	228747	18-Jan-2007	17-Jan-2057	192.5727		1,464.00
EL CHINACATE	E	16/	34714	228723	17-Jan-2007	16-Jan-2057	651.9335		4,955.00
CAMARADA	E	16/	34695	228487	24-Nov-2006	23-Nov-2056	29.8687		470.00
TRES AMIGOS	E	16/	34610	228148	6-Oct-2006	5-Oct-2056	150.8245		2,371.00
							TOTAL:		246,183.00
LA PICUCHA PROJECT
LA PICUCHA	E	16/	32820	225522	20-Sep-2005	19-Sep-2011	1,665.0892		26,176.00
EL APACHE	E	16/	25690	212632	17-Nov-2000	16-Nov-2050	61.0000		3,857.00
LA PICUCHA 2	E	16/	35906	233322	13-Feb-2009	12-Feb-2059	6,929.0357		35,200.00
LA PICUCHA 3	E	16/	37574	235015	29-Sep-2009	28-Sep-2059	4,499.9625		22,860.00
							TOTAL:		88,093.00
SIERRA DE RAMIREZ PROJECT
BUENOS AIRES 3 (1 MES)	E	25/	32816	228842	9-Feb-2007	8-Feb-2057	10.0000	Desisted	13.00
BUENOS AIRES 4 (1 MES)	E	25/	32867	229714	8-Jun-2007	7-Jun-2057	62.0644	Desisted	79.00
							TOTAL:		92.00
LORENA PROJECT
LA LORENA	E	31/	9397	229687	6-Jun-2007	5-Jun-2057	19,856.0470		150,906.00
LORENITA (REDUCCION)	E	31/	6/2/00050	233593	13-Jun-2008	12-Jun-2058	86,034.6063	9,989.4019	75,920.00
							TOTAL:		226,826.00
NUEVO MUNDO PROJECT
NUEVO MUNDO II	E	67/	21304	231949	23-May-2008	22-May-2058	3,682.2300		27,985.00
REDUC. NUEVO MUNDO II F-I (REDUCCION)	E	67/	8/2/00115	234285	23-May-2008	22-May-2058	9,672.3490	8,055.3487	61,221.00
CAMINO DURO	E	93/	28477	232243	8-Jul-2008	7-Jul-2058	19,760.0000		150,176.00
AMPL. NUEVO MUNDO II REDUCCION	E	67/	21318	234308	12-Jun-2009	11-Jun-2059	78,523.7549	59,504.1589	302,282.00
									541,664.00
							SUB TOTAL:		3,727,709

MAG Silver Corp.

2009 Annual Information Form

Juanicipio Property

The information contained herein is prepared by the Company and contains summarized information drawn from its own results and news releases as well as from certain technical reports.  Readers are encouraged to read the following technical reports and documents, from which portions of the discussions below in this section are derived:

1.

Filed on SEDAR August 1, 2008: a NI 43-101 technical report, dated July 25, 2008, entitled “Mineral Resource Estimation, Valdecañas Silver-Gold Project, Zacatecas State, Mexico” prepared by Qualified Persons Dominic Chartier, P.Geo, Consulting Geologist, Glen Cole, P.Geo, Principal Resource Geologist and Jean-Francois Couture, Ph.D, P.Geo, Principal Geologist of SRK Consulting (CANADA) Inc. of Toronto, Ontario.

2.

Filed on SEDAR April 8, 2009: a NI 43-101 technical report, dated April 8, 2009, entitled “Technical Report on the Mineral Resource Update for The Juanicipio Joint Venture, Zacatecas State, Mexico”  prepared by Qualified Persons William E. Roscoe, PH.D, P.Eng. & David Ross, P.Geo, of Scott Wilson Roscoe Postle Associates Inc.

3.

Filed on SEDAR and dated August 19, 2009: a NI 43-101 technical report, prepared by S. Byron V. Stewart, P.Eng., and Hassan Ghaffari, P.Eng., of independent engineering firm Wardrop, a Tetra Tech Company, and Jean-Francois Couture, Ph.D., P.Geo. Commissioned by Minera Juanicipio, this preliminary economic assessment for a standalone operation demonstrated very positive economics, even without taking into account the benefit of potential regional synergies from developments completed and/or recently announced on the adjoining property owned by Fresnillo.

Introduction

The Juanicipio property covers approximately 7,679 hectare (18,967 acres) and is located in Zacatecas State, Mexico, just outside the mining town of Fresnillo. The Fresnillo mine area has been in continuous silver production since the 1500’s and today is host to the world’s largest producing silver mine, operated by Fresnillo.  The Juanicipio property lies 5 kilometres west of the principal production head-frame of the Fresnillo Mine and 2.5 kilometres west of the Saucito Vein, currently under preproduction construction as part of Fresnillo’s regional plan.

Juanicipio: Background of a Significant Silver Discovery

Juanicipio is the most important project in the Company’s portfolio of properties.  The Juanicipio property is host to a significant discovery of a high grade silver, gold vein.  The Valdecañas Vein was discovered in December of 2005 and continues to undergo an intensive drill campaign to delineate its full potential.

A total of 8,441 metres of diamond drilling, in 11 holes, was completed on the Valdecañas Vein and 7,801 metres, in 9 holes, on the Juanicipio Vein in 2009. Three additional holes added 2,530 metres of drilling. The drill program continued to yield high grade returns.  A total of 79 bore holes have been completed on the property since drilling began in 2003 through December 31, 2009.  Collectively these intersections combine to show the high grade silver gold zone to have a vertical height of almost 500 metres and have established a strike length for this zone of approximately 1,500 metres.

MAG Silver Corp.

2009 Annual Information Form

One objective of the 2009 drilling was program to define the Valdecañas Vein on a 100 by 100 metre grid, with the goal of moving as much of the inferred resource as possible to an indicated resource.  Recent results continue to add intercepts in areas beyond previously published resource limits and also confirm the continuity of the main vein and the mineralized zone within the vein.

The Company funded $984,920 in 2009 for its 44% share of costs for Minera Juanicipio.  To year end December 31, 2009 the Company has invested a cumulative total of $8,610,350 in Minera Juanicipio to fund its 44% share of expenditures on the Juanicipio property.

The Juanicipio property and its potential were first recognized by a consultant in the late 1990’s.   Subsequently the Company was presented with an opportunity to acquire the Juanicipio property.  In a series of business transactions involving shares and cash between July 18th, 2002 and July 16th, 2003, the Company through its 100% owned Mexican subsidiary, Lagartos, acquired a 100% beneficial interest in the Juanicipio property.

A series of nine drill holes were drilled by the Company between April 2003 and December 2004.  Significant intercepts of silver and gold were encountered in this early stage drill program. During this period of drilling the Company was approached by Peñoles, a major Mexican mining company, which effective July 1, 2005 was granted an option to earn a 56% interest in the Juanicipio property for conducting staged exploration expenditures totalling US$5,000,000 over four years and purchasing US$1,000,000 of securities of the Company.

In late 2006, Peñoles made a significant epithermal vein discovery at depth on the Valdecañas vein, carrying high grade values of silver, gold, lead and zinc.  By May of 2007, Peñoles had fulfilled their expenditure commitment to earn a 56% interest in the Juanicipio property and in December of 2007, the Company and Peñoles incorporated a joint venture company, Minera Juanicipio, to operate the joint venture. Minera Juanicipio is held 44% by the Company through its 100% owned Mexican subsidiary, Lagartos, and 56% by Fresnillo.  Fresnillo is the operator of the project and both parties fund pro-rata all exploration and development programs.

Project Description and Location

The Juanicipio property is located in the Fresnillo District, Zacatecas, Mexico, and approximately 6 kilometres west of the city of Fresnillo (see Figure 1).

The Juanicipio property covers approximately 7,679 hectares (18,967 acres) and is in the north-eastern part of the Sierra Valdecañas, a 13 kilometre by 30 kilometre long mountain range that lies immediately west of Fresnillo.  The property lies on the western edge of the Mexican Altiplano or “Mesa Central”.  The Altiplano is that portion of central northern Mexico lying north of the Trans-Mexico Volcanic Belt, between the Sierra Madre Oriental and Sierra Madre Occidental.

Water is abundant at depth. The Mexican Mining Law states: Article 19 - Mining Concessions grants the right to:

V. Utilize the waters emanating from the works in the mines for their exploration or exploitation, the beneficiation of minerals or substances obtained and the domestic use of personnel employed thereat;

MAG Silver Corp.

2009 Annual Information Form

VI. Obtain a preferential right for a concession on the mine waters for any use other than those indicated in the preceding paragraphs, in terms of the applicable law.

Power is located a few miles from the main part of the Juanicipio property and is available.

Location Map
United States of America
Pacific Ocean
100% MAG Silver
Camino Duro
FRESNILLO
TREND
Sombrerete
Lagartos V
Lagartos X
Fresnillo plc.
Lagartos NW
Fresnillo: World's Largest Silver Mine @ 33.4 M oz (2008)
Valdecañas Vein
Lagartos SE
Juanicipio Joint Venture
(44% MAG/56% Fresnillo PLC.)
Puerto Rico Vein/
Veta Grande Vein
Lagartos S
Francisco I. Madero
0 10 20 30 Kilometers

Figure 1 - Juanicipio property, Zacatecas State (roads in black, December 31, 2008)

Accessibility

Paved highways on the eastern, northern and western sides surround the Sierra Valdecañas, with a good-quality unpaved road linking the paved roads across the southern end of the range.  This southern road is in the process of being paved.  Despite the ruggedness of the central part of the Sierra Valdecañas, access to the north-eastern area, where the Juanicipio property is located, is good.  A high quality dirt road runs about 1.5 kilometres up the Linares Canyon from the village of Presa Linares.  This provides access to the extreme north-eastern corner of the Juanicipio property.  A separate road proceeds from Fresnillo to the village of Valdecañas, and from there to a pass that allows access to Linares Canyon, some 4 kilometres south of the village of Presa Linares.  Despite this road access, principal access to the bulk of the area of maximum interest is by foot.  Many major drill target areas are accessible from existing roads; but others will require road building.  The routes for several of these roads have already been approved by the Mexican environmental agency.  There is now a network of dirt roads providing ready access to most of the north-eastern corner of the Juanicipio claim.

MAG Silver Corp.

2009 Annual Information Form

Ownership

Pursuant to an agreement dated July 18, 2002 as amended December 19, 2002 between Lagartos and Ing. Martin Bernardo Sutti Courtade I (“Sutti”), of Zacatecas, Mexico (the “Juanicipio Agreement”), Sutti granted to the Company’s Mexican subsidiary Lagartos an option (the “Juanicipio Option”) to acquire a 100% interest in the Juanicipio property in exchange for cash payments and a work commitment.  Sutti subsequently assigned his interest to Minera Venus, S.A. DE C.V.

Minera Venus, S.A. DE C.V. was owned as to 99% by Lexington Capital Group Inc. and as to 1% by attorney Jose Ruiz Lopez. Lexington Capital Group Inc. was owned as to 100% by Strategic Investments Resources Ltd.  Pursuant to a stock purchase agreement dated May 29, 2003 between the Company and Strategic Investments Resources Ltd., on July 16, 2003, for consideration of US$250,000 and 200,000 Common Shares of the Company at a price of $0.90 per share for a deemed value of $180,000, the Company acquired 100% of the issued shares of Lexington Capital Group Inc., thereby acquiring 99% ownership of the Juanicipio property (with the remaining 1% later being transferred to the ownership of a director of the Company in trust).  The Company subsequently merged and amalgamated Minera Venus, S.A. DE C.V. into Lagartos, wound up Lexington Capital Group Inc. and terminated the Juanicipio Agreement, thereby eliminating its obligations under the original Juanicipio Option to make any further option payments, fulfill any further work commitments or pay any royalty.

Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Peñoles, the Company and Lagartos granted to Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio property in Mexico in consideration for Peñoles: (a) conducting US$5,000,000 of exploration on the property over four years as follows: (i) minimum US$750,000 in year 1, including a minimum of 3,000 metres of diamond drilling; (ii) US$1,000,000 in year 2; (iii) US$1,250,000 in year 3; and (iv) US$2,000,000 in year 4; and (b) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the Agreement becomes effective at a price calculated based on the average closing price of the Company’s Common Shares for the 10 trading days prior to the purchase; and (c) Peñoles purchasing US$500,000 of Common Shares of the Company within 30 business days after the first anniversary of the execution of the Agreement, taking into account the average closing price of the Company’s Common Shares for the 10 trading days prior to such purchase.

By May of 2007, Peñoles had met all of the earn-in requirements of the Agreement.

In December 2007, Lagartos and Peñoles established Minera Juanicipio to hold and operate all mineral and surface rights related to the Juanicipio property located in Zacatecas State, Mexico.  Minera Juanicipio is governed by a shareholders agreement dated October 10, 2005 between, among others, Lagartos and Peñoles (subsequently assigned to Fresnillo in 2008).  Under the Shareholders Agreement each shareholder is to provide funding to Minera Juanicipio pro rata to its interest in Minera Juanicipio, with Peñoles (now Fresnillo) contributing 56% and MAG, through Lagartos, contributing 44%. Fresnillo has effective control over many of the activities of Minera Juanicipio since it holds a majority (56%) of the shares of Minera Juanicipio. However a number of decisions of the shareholders or the directors of Minera Juanicipio require a special majority of 60%, and in one instance 75%, giving the Company an effective veto over any such decisions.

MAG Silver Corp.

2009 Annual Information Form

The special matters comprise the following:

a) The execution of any credit, lease, purchase or sale agreement regarding any fixed asset valued at more than US$500,000;

b) The transfer or encumbrance of any assets in order to guarantee Minera Juanicipio or third party obligations;

c) The approval of the annual exploration budget or any of its amendments;

d) The authorization of any expense or investment that exceeds 10% of the total assets of Minera Juanicipio that has not been included in an approved budget, except for such temporary operations that may be approved at a shareholders meeting;

e) The acquisition of assets by the shareholders, through any legal means, which may result in a change of control of Minera Juanicipio or of any subsidiary or affiliate;

f) Any amendment to the attendance or voting quorum requirements established by the By-Laws; and

g) Any change dividing the corporation’s capital or addressing a merger, transformation or amendment of the By-Laws will require the approval of at least 75% of the shareholders.

In March 2008, Peñoles’ interest in Minera Juanicipio was acquired by Fresnillo, which subsequently completed its initial public offering, with its common shares being listed on the London Stock Exchange.  To the knowledge of MAG, approximately 77% of the common shares of Fresnillo are owned by Peñoles or its affiliates.

At December 31, 2009 the assets of Minera Juanicipio consisted of cash and short term investments in the amount of 1 million pesos ($80,500), value added taxes recoverable and other receivables in the amount of 4.17 million pesos ($333,800) and mineral, surface rights and exploration expenditures in the amount of 223.27 million pesos ($17.89 million).  Payables to Peñoles and other vendors for exploration work amounted to 0.84 million pesos ($67,600) while shareholders equity was 227.59 million pesos ($18.23 million).

History

The Juanicipio property has seen sporadic, small-scale prospecting by unknown individuals over the last several hundred years, but has seen no production.  Previous work by Sunshine Mining and the Consejo de Recursos Minerales (now the Mexican Geologic Survey) has produced geologic maps, geochemical data bases, alteration and geologic maps, geophysical maps, Landsat images, topographic and structure maps.

Geological Setting

District Geology

The Fresnillo District section consists of lower Cretaceous limestones, shales and graywackes of the Proaño Group.  The limestones are overlain (perhaps in over thrust contact) by the Chilitos Formation, composed of marine volcanic derived sediments and volcanic flows and mafic intrusive bodies.  The section is capped by Tertiary age conglomerates and volcanic derived sediments and overlying rhyolite ash-flow tuffs.  The pre-Tertiary section has been folded, tilted (N55W, 30SW) and complexity thrust faulted.  Everything older than the Tertiary volcanic units is intruded by intermediate dikes and a quartz-monzonite porphyry.

MAG Silver Corp.

2009 Annual Information Form

Juanicipio Geology

The stratigraphy of the Juanicipio area is very similar to that of the adjacent Fresnillo District.  The rocks exposed appear similar to the upper Valdecañas Sediments of the Proaño Group as seen in the main portion of the Fresnillo District.

The next oldest rocks are thinly bedded sediments and volcanic rocks. These rocks are poorly resistant to weathering and crop out sparingly beneath materials sloughed off the bold outcrops of volcanic rocks along Linares Canyon and at Piedras.  This surface is buried by Tertiary age alluvium, surface debris, and a variety of volcanic ash flows.

Environmental Surveys

Environmental surveys done on the Juanicipio property to date are those required for drill permitting.  These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.

The only previous surface disturbances on the Juanicipio property were small prospect pits from which there has been no production.  Reconnaissance coverage indicates that there are no inherited environmental liabilities from these disturbances.

Mineral Resources and Reserves

2008 Resource Estimate

On June 18, 2008, Minera Juanicipio announced a resource estimate for the Valdecañas Vein (“Mineral Resource Statement, Valdecañas Silver Deposit, Zacatecas, Mexico, SRK Consulting, December 31, 2007”).  The Company later filed a NI 43-101 technical report, dated July 25, 2008, entitled “Mineral Resource Estimation, Valdecañas Silver-Gold Project, Zacatecas State, Mexico” prepared by Qualified Persons Dominic Chartier, P.Geo, Consulting Geologist, Glen Cole, P.Geo, Principal Resource Geologist and Jean-Francois Couture, Ph.D, P.Geo, Principal Geologist of SRK Consulting (Canada) Inc. of Toronto, Ontario, in support of this resource estimate.  The total inferred resource estimate on a 100% basis was 237.8 million ounces of silver.  In addition to the silver, the resource estimate also contained inferred resources of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes). The metal content referred to above is contained within 7.3 million tonnes of inferred resource grading 1,011 g/t (29.5 opt) silver, 2.06 g/t gold, 2.31% lead, and 3.94% zinc.

2009 Independent Resource Estimate

On February 24, 2009 the Company announced an updated Valdecañas Vein resource estimate which was restated on March 4, 2009 to correct an error made by the consulting firm that prepared the earlier February 24th estimate (as restated, that “2009 Independent Resources Estimate”).  The 2009 Independent Resource Estimate that was prepared by Scott Wilson Roscoe Postle Associates (“Scott Wilson RPA”) confirms Valdecañas as a world class deposit, with the first Indicated Resource for the Valdecañas Vein (including the Hanging Wall Vein) of 2.95 million tonnes of 879 grams per tonne (g/t) silver, 2.22 g/t gold, 2.39% lead and 4.15% zinc.  The Inferred Resource (Valdecañas, Footwall and Hanging Wall Veins and the Stockwork Zone) reports 7.21 million tonnes of 458 grams g/t silver, 1.54 g/t gold, 1.89% lead and 3.14% zinc.

MAG Silver Corp.

2009 Annual Information Form

The following table presents the 2009 Independent Resource Estimate announced March 4, 2009 for Minera Juanicipio’s Valdecañas, Footwall, and Hanging Wall Veins and the Stockwork Zone.

At the time of writing this AIF in March 2010 project operator Fresnillo has prepared an updated resource estimate.  An independent Qualified Person has not yet completed a review of the new information for purposes of publication by the Company.  Based on the Company’s review of the information it has been provided, the updated resource estimate suggests an immaterial increase in overall tonnes and resources.

Resource Category and Zone	Tonnes millions	Ag g/t	Au g/t	Pb %	Zn %	NSR US$/ tonne	Contained Metal
							Ag M oz	Au K oz	Pb M lbs	Zn M lbs
Indicated
Valdecañas Vein	2.54	900	2.10	2.56	4.42	368	73	171	144	247
Hanging Wall Vein	0.41	750	2.94	1.29	2.46	317	10	38	12	22
Total Indicated	2.95	879	2.22	2.39	4.15	361	83	210	155	269
Inferred
Valdecañas Vein	5.81	523	1.56	2.19	3.61	228	98	292	281	463
Footwall Vein	0.48	339	1.43	0.60	0.64	142	5	22	6	7
Hanging Wall Vein	0.11	549	0.43	0.64	1.48	199	2	2	2	4
Stockwork Zone	0.80	45	1.57	0.67	1.39	52	1	41	12	25
Total Inferred	7.21	458	1.54	1.89	3.14	202	106	356	301	498

Minera Juanicipio is owned 44% by a subsidiary of MAG and 56% by Fresnillo.

Notes:

(1)

CIM Definition Standards have been followed for classification of mineral resources.

(2)

Mineral resource blocks are within wireframes constructed with a minimum true thickness of 1.5 metres and a minimum NSR value of US$50 per tonne, which is the effective cut-off. All blocks within the wireframes are reported as mineral resource. Approximately 2% of the indicated tonnes and 6% of the inferred tonnes have values less than US$50 per tonnes but are included for continuity. Much of the Stockwork Zone has NSR values less than US$50 per tonne, but it is included as mineral resource because it represents incremental tonnage adjacent to the Valdecañas and Footwall Veins.

(3)

NSR values are calculated in US$ using factors of $0.33 per g/t Ag, $17.04 per g/t Au, $4.01 per % Pb and $5.57 per % Zn. These factors are based on metal prices of US$12.50/oz Ag, US$800/oz Au, $0.45/lb Pb and $0.70/lb Zn and estimated recoveries and smelter terms.

(4)

The mineral resource estimate uses drill hole data available as of January 29, 2009.

(5)

Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates; as a result column totals may not add.

MAG Silver Corp.

2009 Annual Information Form

Scott Wilson RPA, estimated the mineral resources for the Juanicipio property using results of 52 diamond drill holes available as of January 29, 2009.  3D wireframe models were constructed for the main Valdecañas Vein, the Footwall (also known as Desprendido) Vein, a newly interpreted Hanging Wall Vein, and a newly interpreted Stockwork Zone using a minimum grade of US$50 per tonne and minimum true thickness of 1.5 metres.  For the main Valdecañas Vein, wireframes were extended up and down dip approximately 40 to 60 metres from the nearest drill holes with greater than US$50/tonne NSR.  A wireframe was not constructed for the Encino Vein since it is represented by a single drill hole to date.  Silver, gold, lead and zinc grades were interpolated into blocks with dimensions of 25 metres (along strike) by 10 metres by 10 metres using an inverse distance cubed algorithm.    Block tonnages were derived using average density factors for each zone which are based on numerous specific gravity determinations.  The factors are 2.90 t/m3 for the main Valdecañas Vein, 2.80 t/m3 for the Footwall Vein, 2.70 t/m3 for the Hanging Wall Vein, and 2.70 t/m3 for the Stockwork Zone.

The total contained metals in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc.

This discussion uses the terms "Indicated Resources" and “Inferred Resources”. See “Cautionary Note to Investors Concerning Estimates of Inferred Resources” and “Cautionary Note to Investor Concerning Estimates of Indicated Resources” on pages 5 and 6 of this AIF.  Investors are cautioned not to assume part or all of any “Indicated Resource” will ever be converted into reserves or that part or all of an “Inferred Resource” exists, or is economically or legally mineable.

Qualified Person

The mineral resources in the 2009 Independent Resource Estimate for the Juanicipio property disclosed in this document have been estimated by Dr. William Roscoe, P.Eng and Mr. David Ross, P.Geo., both employees of Scott Wilson RPA and independent of MAG.  By virtue of their education and relevant experience Dr. Roscoe and Mr. Ross are "Qualified Persons" for the purpose of NI 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005).  Dr. Roscoe, P.Eng., and Mr. Ross, P.Geo., have read and approved the contents of this document as it pertains to the disclosed mineral resource estimate.

2009 Scoping Study

In August 2009 Wardrop, as independent engineers mandated by Minera Juanicipio, delivered a report entitled, Valdecañas Project – Scoping Study NI 43-101 Technical Report. This preliminary economic assessment demonstrated that the project clearly exhibits excellent and positive economics and the report recommends that the project be advanced to a pre-feasibility study.

MAG Silver Corp.

2009 Annual Information Form

Using a four-year average silver price, the Wardrop case yielded:

  NPV (Pre tax) for the Project at 5% Discount Rate and 4 year average silver price (US $12.32 per ounce) estimated at US $967M (MAG's share at 44% estimated at US $425.5M).

  2.2 year payback period.

  Pre-Tax Internal Rate of Return (IRR) estimated at 48.4%.

  3.5 year pre-development period.

  12.6 year mine life at (2,350 tpd mine rate).

  CAPEX estimated at US $217M.

  Operating Cost US $42.28 per tonne milled.

  Unit Cost per ounce of accountable silver (net of by-product credits and TTM* charges), US $1.77.

  *TTM=Transport, Treatment and Marketing charges

Past Exploration Programs

Prior to drilling in 2003 and 2004, no silver, gold or base metal mineralization had been documented on the Juanicipio property, only the extensive clay alteration and silicification of the Tertiary rocks, which alluded to mineralization at depth. Drilling by the Company during its 2003 and 2004 drilling campaign directed toward geophysically delineated structures changed this when it encountered significant high-grade silver (Ag), gold, (Au) and lead (Pb) and zinc (Zn) mineralization at depth.

Mineralization observed in the drill core consists of either base metal sphalerite-galena veins or precious metal, banded or brecciated quartz-pyrargyrite (silver mineral)-acanthite (silver mineral)-polybasite (silver mineral)-galena (lead mineral)-sphalerite (zinc mineral) veins. Alteration in the sedimentary host rock is limited to silicification, weak pyritization, and weak clay alteration. Within a metre of the veins silicification and disseminated sulphide minerals increase significantly (generally pyrite-sphalerite-galena).

In late 2005 during their earn-in phase, Peñoles discovered high-grade silver-gold mineralization in the Valdecañas Vein when Hole 16 intercepted 1,798 g/t Ag, 2.91 g/t gold, 3.43% Pb, and 5.51% Zn over 6.35 metres. Since then, Peñoles obtained the permitting for definition drilling and road construction and has completed approximately 20 diamond drill holes on the Valdecañas Vein discovery. The mineralization is now known to strike for more than 1500 metres and extend from 300 metres to 750 metres below surface for an approximate down-dip distance of 450 metres. Mineralized intercepts average 5.8 metres true width.

At the end of 2009, the vein averaged 6.1 metres wide, with a down dip length in excess of 400 metres and was traced for 1,500 metres along strike.

Minera Juanicipio also purchased surface rights over the north-eastern corner of the Juanicipio claim, which combined with purchases from 2006 and 2007 give uninterrupted coverage of 4.5 kilometres of the strike projection of the Valdecañas Vein from east to west and over 2.5 kilometres of surface rights along the strike projection of the Juanicipio Vein.

These land purchases became assets of Minera Juanicipio, which was established to own and operate the Juanicipio property.

MAG Silver Corp.

2009 Annual Information Form

2009 Exploration Program

Exploration work in 2009 included drilling on the Valdecañas, Juanicipio and Encino veins.

Assay and geological results from the Valdecañas drilling generally confirmed the geometry and nature of the bonanza zone, with drilling at the top of the zone returning some insignificant results and near the bottom of the zone high gold and base metal values that are consistent with the low sulphidation epithermal (bonanza) zone model. The most important results from Valdecañas are from Hole GF, drilled on the extreme western portion of the Vein. This represents the deepest vein intercept to date with two separate veins being intersected within the main Valdecañas structure.  The first is a 17.0 metre wide zone (13.02 metres true width) carrying 2.4 g/t gold (0.07 opt), 95 grams per tonne silver (2.8 ounces per ton (opt),  1.94% lead and 3.74% zinc.  The second intercept occurs 4.0 metres further down hole and reports 5.15 metres (3.95 metres true width) carrying 2.88 g/t gold (0.08 opt), 104 grams per tonne silver (3.0 ounces per ton (opt), 2.46% lead and 6.01% zinc. These high gold and base metal results are in keeping with the deep location of the hole and the bonanza zone model. The drilling will also provide information enabling the upgrading of a significant portion of the inferred resource estimate to indicated resource.

Drilling results from the Juanicipio Vein, located 1,000 metres south of Valdecañas, indicate a bonanza zone top-out about 100-150 metres deeper than Valdecañas and targets in 2010 are being proposed to test for the bonanza zone at greater depth. A highlight from the 2009 program is Hole 22P collared almost 1,200 metres west of the eastern property boundary and represents the most westerly and one of the deepest holes on the Juanicipio vein to date.  This hole intersected a high grade and narrow vein 0.60 metres wide (0.30 metres true width) carrying 863 grams per tonne silver (25.2 ounces per ton (opt), 6.68 g/t gold (0.19opt), 0.45% lead and 0.26% zinc.  The intersection exhibits the vein textures, gangue mineralogy (barite) and low base metal values characteristic of the uppermost reaches of the bonanza zone.

The Encino drilling during 2009 initially proved difficult operationally and results did not confirm it as an antithetic (opposite dipping) vein.  Late year results indicated that the Encino Vein is a faulted off-set of the Valdecañas Vein.

For 2009 the Company’s 44% share of joint venture expenditures amounted to $984,920.

2010 Budgeted Exploration Program

Drilling in 2010 will be directed to the Valdecañas Vein in order to convert a substantial portion of the inferred resource to an indicated resource. Once this has been completed the project will undertake a prefeasibility study. Work will also continue to explore along the Juanicipio Vein for a potential bonanza zone. Exploration will also focus on new areas in the search for other deeply buried veins on the Juanicipio property.

The Company’s 2010 Minera Juanicipio budget of approximately US $2.6M represents MAG’s pro rata 44% interest in the joint venture.  At the board meeting in December of 2009 the board of Minera Juanicipio approved an exploration budget of US $4.4M (100%) for 2010. On March 16, 2010, the Minera Juanicipio board approved an amendment to the 2010 exploration budget to include a further of US$1.5 million (100%) engineering budget for a prefeasibility study.  Commencement of the prefeasibility study is subject to completion of a resource audit and update planned for June 2010 whereby at least 50% of the total contained silver can be categorized as an indicated resource.  To the end of 2009, almost 47% of the total contained resource ounces were classified as indicated.  A 10 hole program utilizing 4 drills is presently underway and is targeted for completion by June 2010.  MAG’s 2010 budget for Minera Juanicipio includes its 44% contribution for both the exploration budget and the additional engineering budget.

MAG Silver Corp.

2009 Annual Information Form

Sampling, Analysis & Security of Samples

Fresnillo is the world’s largest producer of primary silver and they follow a specific set of QA/QC procedures.  Fresnillo geological personnel oversee the logging of all core and the selection and collection of all core samples.  Core samples are shipped from the point of collection on the project directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Cinco de Mayo Property

Readers are encouraged to read the following technical report, from which portions of the discussions below in this section are derived:

1.

Filed on SEDAR January 6, 2009: a NI 43-101 technical report, dated October 15, 2008, entitled “Independent Technical Report Cinco de Mayo Property, Chihuahua State, Mexico” prepared by Qualified Persons, Brad Leonard, M.Sc., P.Geo. and Julie Selway, Ph.D, P.Geo. of Caracle Creek International Consulting Inc., of Sudbury, Ontario.

Introduction

The Cinco de Mayo property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua Sate, Mexico. Major highways lead to the town of Benito Juarez and from there dirt roads and tracks lead to the Cinco de Mayo property.  Cinco de Mayo is one of MAG’s four Carbonate Replacement Deposit (“CRD”) style targets.

CRDs have contributed 40% of Mexico’s historic silver production, making them second only to epithermal veins in total ounces of silver produced in Mexico. CRDs can be very large systems ranging from 25 to 100 million tons of high-grade silver/lead/zinc ores. Mexico’s CRDs occur along the intersection of the Mexican Thrust Belt and the Tertiary age volcanic plateau of the Sierra Madre Occidental, a zone where structurally prepared limestone host rocks were invaded by metals-rich intrusive bodies.

The acquisition of the Cinco de Mayo property evolved from a review of data collected during 15 years of systematic exploration and a study of the geologic characteristics of the CRDs prospects in Chihuahua. There is virtually no outcrop at Cinco de Mayo save for the prominent range-front jasperoid outcrops and a narrow limestone ridge containing two small historic mines.

MAG Silver Corp.

2009 Annual Information Form

MAG began preliminary regional geologic mapping and sampling at Cinco de Mayo in mid-2004.

The work program continued in early 2005 with MAG executing an orientation biogeochemical survey that revealed strong linear zinc and copper anomalies along trend from strongly anomalous structures exposed in limited outcrop.

The results from the first nine holes (3,975 metres) drilled at Cinco de Mayo in 2006/2007 were noteworthy.  Six of the nine holes were drilled over a strike length of 2.0 kilometres along a very prominent NW trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks.  Structurally controlled replacement style massive to semi-massive sulphide mineralization occurring within broad mineralized and altered zones was intercepted in all six of the holes. Mineralization is open in all directions. At least trace mineralization was encountered in the remaining three holes.

MAG’s 2006 and 2007 drill program at Cinco de Mayo continued to confirm that a significant Carbonate Replacement silver, lead and zinc system underlies the alluvium covering 75% of the Cinco de Mayo property area. All of the mineralization intersected in drilling to date was initially identified as buried (blind) geophysical and geochemical anomalies that were consistent with MAG’s exploration model.

In November 2007 a drill hole (CM07-20) collared to intersect the northeast side of a coincident 2,000 metre by 750 metre aeromagnetic low and string of weak electromagnetic conductors cut 6.8 metres (estimated true thickness) of galena and sphalerite-rich massive sulphides grading 254 grams per tonne (g/t) (7.4 ounces/ton (opt)) silver, 6.4% lead and 7.0% zinc at a vertical depth of 380 metres. This included a compositionally distinct interval, 2.12 metres thick, grading 512 g/t (15.9 opt) silver, 12.15% lead and 13.10% zinc. Assays were not received from the lab until February 2008 and were reported in a press release dated February 7th. Hole CM07-20 is considered to be the discovery hole.

Property Description and Location

Cinco de Mayo is a 5,000 hectare CRD prospect located in Chihuahua State. It is located proximal to the highly favourable western edge of the Chihuahua trough which hosts several large (all greater than 25 million tonnes), operating mining districts including Naica, Santa Eulalia and Bismarck.

The property lies on the western bounding fault of the Chihuahua Trough which hosts major CRDs like Santa Eulalia (MAG’s Guigui Property), Naica, San Pedro Corralitos and Terrazas. This gives rise to a thick carbonate section amenable to host mineralization and a major regional zone of weakness for both ground preparation and intrusive emplacement. These are essential elements of the mineralization model.

MAG Silver Corp.

2009 Annual Information Form

UNITED STATES OF AMERICA
N
W
E
S
Cinco de Mayo
Guigui
(Santa Eulalia)
Salemex
SIERRA MADRE OCCIDENTAL
MEXICAN FOLD THRUST BELT
Batopilas
GULF OF MEXICO
Nuevo Mundo
Camino Duro
Juanicipio / Lagartos
(Valdecañas)
Lorena
MAG / Fresnillo
Joint Venture
(Juanicipio)
TRANS-MEXICO VOLCANIC BELT
Mexico City
Lagartos SE
PACIFIC OCEAN
Carbonate Replacement
(CRD) Deposit Type
Vein Deposit Type
0 100 200 300 400 500
Kilometers

Figure 3 – Cinco de Mayo property, Chihuahua State

Accessibility

The Cinco de Mayo property is located approximately 190 kilometres northwest of the city of Chihuahua. Major highways lead to the town of Benito Juarez and from there dirt roads and tracks lead to the Cinco de Mayo property. Year round access is good.

Ownership

Pursuant to an arm’s length agreement dated as of April 15, 2004 between the Company, Minera Lagartos and Minera Cascabel S.A. de C.V., (“Cascabel”) granted to Lagartos an option to acquire a 100% interest in the 23,928 hectare (59,125 acre) Cinco de Mayo property subject to a 2.5% net smelter returns royalty.

Under the terms of the option agreement, as later amended, the Company made scheduled cash and share payments together worth US$1,000,000 and incurred exploration expenditures exceeding US$1,000,000 by July 26, 2009.  To December 31, 2009 the Company has paid acquisition costs totalling $1,324,205 for the original property option, comprised of $1,057,575 in cash and 165,670 common shares valued at $266,630.

In 2008 and 2009 the Company acquired several mining concessions internal or adjacent to Cinco de Mayo for cash costs of $890,263 and also acquired surface rights over a small portion of the project area for a cash cost of $789,253, bringing total recorded acquisition costs to $3,003,721.

MAG Silver Corp.

2009 Annual Information Form

To December 31, 2009 the Company has completed approximately $17,901,130 in exploration costs on the project. Cinco de Mayo is the most advanced of MAG’s five Carbonate Replacement Deposit (“CRD”) style targets.

History

The acquisition of the Cinco de Mayo property evolved from a review of data collected during 15 years of systematic exploration and a study of the geologic characteristics of the CRDs prospects in Chihuahua by Minera Cascabel. This compilation revealed key features that set the important CRD systems like Santa Eulalia, Naica, Bismark, and San Pedro Corralitos apart from the numerous small CRD showings and Mississippi Valley Deposits that occur elsewhere in the region. There is virtually no outcrop at Cinco de Mayo save for the prominent range-front jasperoid outcrops and a narrow limestone ridge containing two small historic mines.

Regional Setting

CRDs form a spectrum ranging from stock contact skarns, through dike and sill contact skarns and massive sulphides, to massive sulphide chimneys and mantos, with large systems ranging from 25 to 100 million tons of high-grade ores. Mexico’s CRDs occur along the intersection of the Mexican Thrust Belt and the Tertiary age volcanic plateau of the Sierra Madre Occidental, a zone where structurally prepared carbonate host rocks were invaded by metals-rich intrusive bodies.

Local Geology

The Sierra Cinco de Mayo is an elongate limestone ridge, about 1 kilometres wide and 4.5 kilometres long flanked by broad alluvium mantled valleys. PEMEX data and outcrop reconnaissance indicate that the alluvial cover is very thin and that a very thick section of favourable carbonate host rocks lies immediately beneath the cover. The ridge is cut by NE-SW and NW-SE structures that host both mineralization and metal-bearing jasperoid alteration.  Little is known of the historic mining at Cinco de Mayo, but there are several old mines on the property that probably produced small amounts of high-grade silver and base metal ores.  The jasperoids were the focus of a systematic mapping and sampling program in 1998. This program revealed a number of geochemical “hot-spots” along certain structural corridors leading towards the adjacent covered areas that are in turn underlain by highly favourable host rocks.

Locally, there is abundant evidence that the western bounding fault of the Chihuahua Trough has functioned more recently as a major shear zone, with strands passing along the immediate flanks of the north-northwest-elongate Cinco de Mayo Ridge. At Cinco de Mayo, there are numerous mineralization and alteration occurrences associated with this fault. These include the prospects Abundancia, Celia and Orientales and a host of unnamed occurrences dominated by iron rich jasperoids with strongly anomalous Pb-Zn-Ag-As (Au, Mo) signatures, particularly along the ridge.

Environmental Surveys

Environmental surveys done on the Cinco de Mayo Property to date are those required for drill and road building permitting.  These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.

MAG Silver Corp.

2009 Annual Information Form

Several small and inconsequential old workings and prospect pits are found in and around the Cinco de Mayo Property.  Reconnaissance and detail SEMARNAT coverage indicates that there are no inherited environmental liabilities from these workings.

At present the construction of drill roads and drill pads are the only “modern” disturbances found at Cinco de Mayo. Active programs of road reclamation are being conducted by the Company and are monitored under the auspices of SEMARNAT and the Mexican National permitting process.

To date all permits and reclamation efforts are valid and in compliance with the environmental regulations of Mexico.

Mineral Resources and Reserves

The property is in the early exploration phase. Not enough data has been obtained to provide reserve or resource estimates but, with stepped-up drilling budgeted for 2010, it is hoped that a preliminary resource calculation can be completed during 2010.

Exploration Programs to Date

Exploration work in the alluvium covered areas is essentially “blind” and necessitates using geophysical techniques and geological extrapolation to trace mineralization beneath the thin (approximately 6 to 12 metres) cover.  The mineralization is known to contain magnetic pyrrhotite and the aeromagnetic survey has proven to be very useful.  Other high powered geophysical methods were tested in an attempt to delineate deeper structures. Induced polarization/apparent resistivity, of the tested ground techniques, appear to show the most promise. Mapping of hornfels and skarn mineralization has been an effective tool to lead us towards mineralization centres.

MAG began preliminary regional geologic mapping and sampling at Cinco de Mayo in mid-2004.  Unfortunately, unusually heavy summer and fall rains deluged the region, washing out dams and cutting road access to the property.

The work program continued in early 2005 with MAG executing an orientation biogeochemical survey that revealed strong linear zinc and copper anomalies along trend from strongly anomalous structures exposed in limited outcrop.  These results were encouraging enough to justify a 30 line-kilometre Audio-magnetotelluric (AMT) geophysical survey testing historically exploited mineralization, geological features identified in nearby outcrop and through cover utilizing a biogeochemical survey.

MAG contracted a 450 line-kilometre airborne magnetic and electromagnetic survey which was completed in late 2006.  The results are considered very significant and were an important guide to further drilling in 2007 after they were integrated with previous work and the recent drill information.

MAG developed a series of drill targets by combining the geological, geochemical, biogeochemical and geophysical data, and completing an integrated property interpretation.

The results from the first nine holes (3,975 metres) drilled at Cinco de Mayo in 2007 were noteworthy.  Six of the nine holes were drilled over a strike length of 2.0 kilometres along a very prominent NW trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks.  Structurally controlled replacement style massive to semi-massive sulphide mineralization occurring within broad mineralized and altered zones was intercepted in all six of the holes. (e.g. Hole CDM-01 had 6.11 metres of 5.7% zinc, 1.4% lead and 22.5 grams per tonne silver). Mineralization is open in all directions. At least trace mineralization was encountered in the remaining three holes.

MAG Silver Corp.

2009 Annual Information Form

The intersections occur within broader zones of dispersed lead, zinc and iron sulphides developed in the surrounding sedimentary rocks. Several holes were drilled on a geophysical anomaly detected in the initial processing of a 450 line-kilometre airborne electromagnetic and magnetic survey. This structure can be traced for at least 3,000 metres with this detailed magnetic survey. Early interpretation indicates that the airborne survey can detect buried mineralization and their related igneous heat sources and can be a valuable ingredient in focusing ongoing exploration programs.

Early systematic regional exploration work and the results of this first phase drill program clearly show that Cinco de Mayo has many geological and mineralogical characteristics in common with the largest CRDs in Mexico.

Drilling in mid to late 2007 was targeted on newly discovered mineralization identified in the first pass program completed in January of 2007.

In early 2008 the Company announced assay results from the 12 hole, 6,316 metre program completed in late 2007 on the Cinco de Mayo property.  The highlight from this program of widely spaced holes was Hole 07-20 which intersected 6.8 metres (estimated true thickness) of galena and sphalerite-rich massive sulphides grading 254 g/t (7.4 ounces per ton (opt)) silver, 6.4% lead and 7.0% zinc. This includes a compositionally distinct interval, 2.12 metres thick, grading 512 g/t (15.9 opt) silver, 12.15% lead and 13.10% zinc.

The first two 50 metre step-outs from the discovery intercept intersected mineralization in the same relatively flat-lying structure. Hole 08-22, a 50 metre down-dip offset, hit 7.1 metres of multi-stage massive sulphide breccia cut by calcite veins. From 401.1 to 403.88m (estimated true thickness) the hole intersected 209 g/t (6.1 opt) silver, 6.15% lead and 6.55% zinc. Hole 08-23, a 50 metre offset to the northwest, hit 0.73 metres of banded massive sulphides that graded 464 g/t (13.5 opt) silver, 13.0% lead and 13.2% zinc at a vertical depth of 382 metres. These first three intercepts lie at about 400 metres vertical depth and appear to define a coherent massive sulphide manto ("blanket") developed within a low-angle fault cutting strongly folded limestone. Textural evidence for multiple mineralization stages is strong. Mineralization was open in all directions.

By mid-summer 2008 MAG had three drill rigs turning on the project. The exploration budget was increased in response to the successful results. By the end of 2008 drill holes CM08-22 to CM08-85 were completed. Most encountered massive sulphide mineralization and by the end of the year a zone, now referred to as the José Manto, was traced for over 2 kilometres along the principal northwest trending structural corridor.  The second to last hole of the 2008 program, hole CM08-84, cut a 2.72 metre zone grading 462 g/t (13.5 opt) silver, 10.06% lead and 13.62% zinc within an overall 12.37 metre thick mineralized zone.  Hole CM08-83 was one of five holes drilled on the west side of the Sierra and it cut 56 metres of strongly silicified breccias carrying strong molybdenum (0.19%) and anomalous gold (111 ppb) values beneath 20 metres of alluvial cover.

MAG’s exploration has defined major NW and NE structural and stratigraphic controls on silver-lead-zinc (gold) sulphide mineralization.  Recent drilling results reveal coherent zoning (developed for over 2 kilometres) along the principal northwest José Manto structural corridor: from massive silver-lead-zinc sulphide mantos to silver-gold-lead-zinc mineralized tungsten (scheelite) bearing skarn.  The strongest skarn is associated with felsite dikes that show distinctive brecciation, silicification and sericitization and are overall very similar to mineralization-related felsites in major CRDs throughout the region.  Mineralization also appears to thicken along this trend, as does the number of individual mantos and the number of carbonate units that are mineralized. This zoning is precisely what is predicted by MAG’s CRD exploration model and provides strong exploration vectoring.

MAG Silver Corp.

2009 Annual Information Form

The skarn and felsite intercepts appear to cluster around the intersection of the northwest structural corridor with the strong northeast-trending Leones Fault that cuts across the limestones of the Sierra Santa Lucia to the southwest.   The Leones Fault is locally marked by strong marble and other high-temperature alteration styles indicating gradually increasing proximity to an intrusive heat source.  Drilling is currently underway on both ends of this structure:  on the east side to determine the geometry of the felsite dikes and associated mineralization and alteration; and on the west side of the range to determine if the large magnetic anomaly shown on Mexican government regional geophysical maps marks a major magmatic center.

Overall, drilling has encountered strong CRD-skarn style mineralization and alteration throughout an area roughly 8 by 16 kilometres, with very few drill holes completely lacking mineralization.  The ability to test the system with such large drilling step outs is testimony to the widespread development and potential size of this carbonate replacement (CRD) system.

2009 Exploration Program

Approximately 37,642 metres were drilled, in 73 holes, at Cinco de Mayo in 2009.  Historically to December 31, 2009 the Company has drilled approximately 92,758 metres on the property.

Early in 2009 MAG accelerated the drill program at Cinco de Mayo having recognized that the property was host to an extensive CRD system.  It was also decided that the initial discovery, the Jose Manto, had a limited size potential of 5 to 7 million tonnes and its geometry and depth precluded further drilling in a timely fashion. The 2009 program then shifted focus to explore for the proximal center of the system in search of a major skarn deposit of size and grade that would be a significant contributor of value to the company.

Recent drilling has focused on locating the central (proximal) intrusive source for the system, to which outer (distal) styles of mineralization should be zonally related. This drilling was successful in the discovery in late 2009 of a high grade molybdenum/gold mineralization at Pozo Seco located about 5 kilometers south of the Jose Manto. At Pozo Seco Strong molybdenum mineralization hosted in silicified breccias sit geologically above a large regional positive magnetic anomaly. This position is comparable to what is seen in the proximal parts of several major Mexican and U.S. CRD systems and is consistent with what MAG’s CRD exploration model predicts. Development of increasingly distal mineralization styles in structural corridors leading outwards from this centre is also consistent with the model.  Despite these significant advances in the understanding of this system, this must still be considered an early-stage project.

MAG Silver Corp.

2009 Annual Information Form

The significance of this discovery, called the Pozo Seco Molybdenum (gold) Zone, is two-fold:

1) The high-grade molybdenum (approximately three times the average grade of most molybdenum producers) encountered over bulk mineable widths just below surface suggests the possibility of a standalone molybdenum operation;

2) The presence of high-grade molybdenum may indicate proximity to the intrusive centre of Cinco de Mayo’s silver-lead-zinc mineralization. A proximal molybdenum zone characterizes the San Martin-Sabinas District in Zacatecas, the largest skarn-replacement deposit known in Mexico.

The drilling to date has identified the host environment as a near-surface, flat-lying and well-mineralized breccia. Drilling in the later two months of 2009 was part of a 20 hole, 2,000 metre program drilled on a 200 metre grid centered on discovery Hole CM09-130.

The discovery was augmented by work in the spring of 2009 whereby two large regional airborne surveys were flown over the Cinco de Mayo Property by Geotech Ltd. of Aurora, Ontario, Canada. Geotech surveyed the area with their VTEM/Aeromagnetic system then re-flew roughly a quarter of the area to test their new ZTEM system. Results from both surveys are encouraging and a number of drill targets have been identified. The Pozo Seco zone was delineated as a high priority follow up target by both survey methods.

Existing geophysical data is being reprocessed in 3-D by Mira Geoscience Ltd, Montreal, Quebec, and incorporated with recent geochemical surveys and the ongoing drilling results to establish some early tonnage estimates and provide new drill targets. Also, using state of the art satellite imagery, Photosat Ltd., Vancouver, B.C. has completed an ambitious 200 by 200 kilometre regional 3-D elevation model, covering the entire Cinco de Mayo property. Cinco de Mayo is large, complex and poorly exposed and all these efforts are designed to locate the intrusive source of this strongly mineralized system.

Pozo Seco (Spanish for Dry Well) lies above a strong 2 by 3 kilometres positive magnetic anomaly lying 4 kilometres southwest of the Jose Manto. To the end of 2009, sixteen vertical and two angle holes had been drilled into molybdenum-gold or gold mineralization, starting at or near the surface, in a broad, gently east-dipping, breccia developed along the strong northwest-trending Lucia Fault zone.  Currently, effort is focused on drilling vertical offsets to Discovery Holes CM-83 and 130 on a 200 metre grid centred on a NW-SE trending axis through a combination of Hole CM-130 and a series a strong, multi-stage jasperoid breccia outcrops that show the same strong NW-SE fabric. Eleven of these holes have been drilled and assays are reported here.  The molybdenum mineralization gives way abruptly to gold mineralization at the southeast end of the zone, but remains open to northwest. Hole CM-87, drilled 882 m north of the northernmost hole (CM-144) in the Pozo Seco molybdenum-gold zone was drilled on the margin of the Tres Amigos marble zone, just east of the projection of the Lucia Fault.  CM-87 reported 19.50 m (98.25 to 118.15 metres depth) grading 0.30 grams gold and 0.04% molybdenum including 2.65 m carrying 0.92 grams gold and 0.16% molybdenum which strongly suggests the Pozo Seco zone continues significantly farther to the northwest.

Three holes (CM-143, 145 and 152) have penetrated west of the limit of the molybdenum-gold-hosting breccia and significant geological differences indicate the major Lucia Fault lies somewhere between holes 139 and 152.  Three holes (CM-131, 133 and 138) have been drilled east of the limit of consistent high-grade molybdenum-gold mineralization within the breccia. These combined results give a probable minimum width of 250 m to the mineralized breccia.  Angle holes (CM-137 and 138) were drilled north and west of discovery hole CM-130 to seek high-angle feeders for the flat-lying Pozo Seco Breccia.  Hole 138 hit a narrow, high-angle feature with strong molybdenum and modest gold values that may connect with the postulated northeast-trending gold feeder

MAG Silver Corp.

2009 Annual Information Form

In addition to the moly/gold zone drilling has identified a zone where gold values are the dominate mineralization. Hole CM09-150 is the best of the new gold-dominant holes, returning 27.50 grams Gold in a 0.30 metre zone lying practically at surface and containing abundant visible gold within an overall 4.41 metres (4.95 to 9.36 m depth) grading 1.99 grams gold.  Hole 150 and adjoining holes 153 and 123 show only trace molybdenum in contrast to neighbouring holes on the northeast side of the major northwest-trending Lucia Fault, which appears to be the limit of strong molybdenum mineralization. Gold mineralization appears to have been fed into the molybdenum zone along a perpendicular northeast-trending fault zone that continues to the southwest to where a recent geochemical grid sampling has revealed a 1 kilometre diameter area with highly anomalous gold, silver, copper, zinc, lead, arsenic, antimony and mercury values directly overlying a high-point on the magnetic anomaly that underlies the entire Pozo Seco area.

A systematic geochemical sampling program was begun in late 2009 on several outcrop areas near the Pozo Seco moly-gold zone.  Over 200 samples have been taken to date, for which assays have been received for about 150.  Most of the results come from a 1 kilometre diameter alluvium-surrounded outcrop area lying about 1250 m southwest of Hole 150 along the projection of the gold trend.  This area sits directly above a high on the strong positive magnetic anomaly that underlies the entire Pozo Seco zone and is believed to reflect an underlying intrusive body.  The area is laced with northwest-trending structures, many of which are silicified and some of which contain 20-50 cm thick galena and tennantite-bearing barite veins.  The area shows consistently high gold, silver, copper, zinc, lead, arsenic, antimony and mercury values and drilling here will be undertaken immediately on rigs returning to the project.

2010 Budgeted Exploration Program

The 2010 program, budgeted at approximately $4.7 million dollars, will start very aggressively with the service of 5 drills to outline and delineate the Pozo Seco Zone.  The zone remains open to the NW and airborne geophysical results and surface work indicate a further 1.5 kilometre of strike length is highly probable. Drilling in late 2009 also identified a “gold dominant” zone on the west side of the Lucia Fault that appears to be separate from Pozo Seco. Drill testing of this area and Pozo Seco South to test an emerging multi-element anomaly is also a priority.  It is thought that the Pozo Seco South may represent a halo to a much larger buried skarn as predicted by MAG’s geological model. A string of strong Geotech VTEM conductors and a conductive zone traced by the ZTEM airborne surveys support this concept.

Sampling, Analysis & Security of Samples

The Company has implemented a quality control program to ensure best practices in sampling and analysis of core samples. The Company’s geological staff first log and then split the core in half during the sampling process with the remaining half being retained for verification and reference purposes. Duplicates, standards and blanks are inserted randomly into the sample stream.  The samples are delivered directly in security sealed bags to ALS-Chemex Laboratories preparation facility in either Chihuahua, Chihuahua or Hermosillo, Sonora (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis by ICP techniques. Metallic screen fire analyses for silver are also regularly run as an additional QA/QC check.

MAG Silver Corp.

2009 Annual Information Form

Lagartos Property

Introduction

Through acquisition and staking, MAG has secured two very large claim groups lying northwest and southeast of the town of Fresnillo, Zacatecas State, Mexico.  The properties flank the Juanicipio property to the northwest and southeast.

Lagartos NW covers the immediate northwestern projection of the geology and structure of the Fresnillo Mining District into a broad alluvial valley punctuated by volcanic outcrops showing high-level alteration styles and mercury showings virtually identical to those that led to the Juanicipio discovery.

Over the last 3 years, MAG has completed extensive regional reconnaissance mapping and sampling in the Lagartos NW and SE claim blocks, largely to define potential target areas, but also to “condemn” areas where potential is limited.

Both properties lie along the Fresnillo Silver Trend (FST), a large regional structural zone that hosts the Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  All of the historic deposits of the FST were found in outcrop by indigenous people in pre-Colonial times and aggressively exploited by the Spaniards during the 350 to 450 years after the Conquest.  Over 60% of the FST is masked by alluvial soils and/or young volcanic rocks and MAG hopes to repeat its Juanicipio success by applying the expertise and knowledge garnered there to buried targets at Lagartos NW and SE.

Property Description and Location

The Company has acquired a 100% interest in exploration concessions on the Fresnillo Silver Trend to the northwest and southeast of the Juanicipio property.  The two main claim groups comprising 135,000 hectares are known as Lagartos NW and Lagartos SE, northwest and southeast of the Juanicipio Joint Venture.  The Fresnillo Silver Trend is a large regional structural zone hosting the world class Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts. These exploration concessions, renewable annually, enable the Company to explore the areas covered by the concessions to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges.

To December 31, 2009, the Company has incurred $1,305,896 in exploration costs on the Lagartos NW property and $8,601,839 in exploration costs on the Lagartos SE property.

MAG Silver Corp.

2009 Annual Information Form

Figure 1 Lagartos SE and NW Location map

Accessibility

The Lagartos SE property largely surrounds the city of Zacatecas, in Zacatecas State, Mexico. Access to the property is excellent. Major highway, paved secondary roads and unpaved roads and tracks provide ready access to most of the property.

The Lagartos NW property is located 10 kilometres northwest of the historic silver mining town of Fresnillo, also in the State of Zacatecas. The drive from Zacatecas to Fresnillo is approximately 80 kilometres on paved highway.  Most of the drive to the property, from Fresnillo, is on paved highway with secondary roads and tracks providing access for the last couple of kilometres.

A modern airport is located roughly one third of the way between Zacatecas and Fresnillo. Railway lines serve both areas.

Ownership

Both properties are 100% owned by MAG. The Lagartos SE land package surrounds the famous Zacatecas Mining District, one of the oldest and most productive silver mining districts in the world.

Due to progressive holding costs caused by the holding tax structure under Mexican mining law, which imposes higher rates for older claims, it is prudent to assess the mineral potential of claim areas and then abandon areas with poor prospects.  Work in 2008 allowed MAG to abandon 70,149 hectares of low-potential ground in the Lagartos III, IV, VII, VIII and 9 claims.  No claims were abandoned in 2009.

MAG Silver Corp.

2009 Annual Information Form

History

The Lagartos SE claims surround the Zacatecas Silver District, where a series of six major vein swarms have produced over a billion ounces of silver since 1546 when Juan de Tolosa, a Basque nobleman, founded a small mining camp in the area.   MAG’s claims completely encompass the district on the north, west and east and include the on-strike projection of most of the district’s major vein swarms.  In addition, MAG has acquired claims within and flanking some of the major historic producing mining zones.

Regional Setting

The Lagartos SE and Lagartos NW properties comprise two large and separate claim groups lying along a southeast to northwest mineralized silver trend centered on Fresnillo. The properties lay along the "Fresnillo Silver Trend" a large regional structural zone hosting the world class Guanajuato, Zacatecas, and Fresnillo Epithermal Silver-Gold vein districts. Although all of the known deposits were found in outcrop between 350 and 500 years ago, MAG believes that significant epithermal silver vein systems lie covered by recent alluvial soils that mask over 60% of the trend. It has been shown that modern exploration technology can locate mineralization beneath this cover.

Local Geology

MAG has identified a number of broad hydrothermal alteration and structural zones, up to 4 kilometres long and ten's of metres wide. Within the associated alteration halo there are quartz veins containing iron oxides and sulphides of zinc, lead and silver. In addition there are other veins and zones characterized by iron rich carbonates, druzy quartz, iron oxides and sulphides of lead and zinc. These zones have returned anomalous silver values ranging from one half ounce up to 2.3 kilograms silver (67 ounces) in selected grab samples from a number of old pit workings and low lying outcrop. These zones are also characterized by a suite of highly anomalous metal values for arsenic, mercury and antimony. These zones are thought to represent an upper level manifestation of a deeper epithermal vein system very much like those found in the Zacatecas and Fresnillo (Juanicipio) districts.

Environmental Surveys

Environmental surveys done on the Lagartos SE and NW properties to date are those required for drill and road building permits. These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.

Many old workings are found in close proximity to the Lagartos SE property but the ground held by MAG has extensive alluvial cover and little to no evidence of previous work.

Programs of road reclamation are conducted by MAG and monitored under the auspices of SEMARNAT and the Mexican National permitting process.

To date all permits and reclamation efforts are valid and in compliance with the environmental regulations of Mexico.

MAG Silver Corp.

2009 Annual Information Form

Mineral Reserves and Resources

These properties are in the early exploration phase. Not enough data has been collected to provide reserve or resource estimates.

Lagartos SE

In 2006 MAG staked all of the open ground surrounding Zacatecas and purchased numerous claims over past producing veins within the district. This gave MAG the potential projections of the E-W trending district veins as well as the San Gabriel vein field in the northernmost part of the district.

Initial drilling of Lagartos SE in 2006 totaled 7,066 metres in 20 holes. The objective was to test at shallow depth a number of vein and structural targets traceable for strike lengths of 600 to 1,000 metres to determine which targets offer the best opportunity to host significant mineralization at depth.

The best hole intercepted 6.0 metres of 42.5 g/t silver and 0.34 g/t gold with strongly anomalous arsenic and antimony values. Six other holes also reported anomalous silver values with highly anomalous arsenic. This silver-gold-arsenic combination is comparable to what is seen in the highest portions of epithermal veins found in the Zacatecas district and Juanicipio area of the Fresnillo district.

Geological and geophysical work conducted in 2008 identified six drill targets in and around the historic Zacatecas Silver District and focused on the eastern and western extensions of the historically important Veta Grande and Mala Noche Vein swarms.  These are broad zones laced by multiple vein strands with similar strike and depth of exposure, typically named for the largest vein within the swarm.  Exploitation of these veins was relatively shallow and the areas have not been the object of modern, focused exploration methods.

MAG’s exploration programs on Lagartos SE have targeted the La Luz and Morelos SW areas along the NW extensions of the Veta Grande and Mala Noche, respectively (see location map above),  and Las Majadas /El Pajaro Hill and Puerto Rico covering the southeast extensions of the Mala Noche and Veta Grande, respectively.   Predilicta is a vein in the Veta Grande within the historic mining area.

Work in 2008 included field mapping, sampling, target identification and drill permitting.  Between mid-October 2008 and the end of that year, four holes totaling 2189.95 metres were drilled in the La Luz area seeking the extension of veins of the Veta Grande system under alluvium.  Structural projection was based on geological and geophysical data.  Alluvium was found to range from 150 to over 250m thick, thickening to the southeast.  Several major fault structures with strong alteration were encountered in the underlying bedrock, but none contained mineralized veins.

The first hole was begun at Las Majadas in December, 2008 on a broad stockwork zone lying along the southeastern projection of the Malanoche vein system.  The area is laced with numerous mineralized quartz stringers and at least 3 narrow high-grade veins with historic production.   The hole reached 549 metres before being shut down for the holidays.  No major intercepts were made in this portion of the hole.

MAG Silver Corp.

2009 Annual Information Form

Lagartos NW

Lagartos NW is a core asset and targets extensions of the Fresnillo district and the Juanicipio vein discoveries towards the northwest. It is host to Cerro Cacalote, an area where SWIR/ASTER satellite imagery has identified a large area 35 kilometres from Juanicipio with alteration signatures similar to those observed at Valdecañas. Narrow intercepts of gold and silver along with elevated arsenic, mercury, antimony and tin values have been recorded in the area.

Work in 2006 focused on the Lagartos Northwest area on a zoned alteration centre, very similar to that seen at Juanicipio, surrounded by alluvial cover. Biogeochemical and ground magnetic surveys of the flanking cover areas revealed linear magnetic anomalies parallel to the Fresnillo Silver Trend with overlapping and concentric biogeochemical silver, lead, zinc and copper anomalies. These structures and their associated metal anomalies can be traced for distances approaching eight kilometres. The drill program was designed to test structural intersections and geochemical anomalies in settings similar to those found at Juanicipio and Fresnillo.

A 13-hole, 7,364-metre drill program was carried out on these anomalies in 2006. All of the holes encountered strongly altered volcanic rocks under shallow alluvial cover, and three intersected the "Guerrero Terrane" rocks that host the veins at Fresnillo and Juanicipio. One hole, drilled through alluvial cover four kilometres from the nearest outcrop, cut 3.5 metres grading 14 to 49 g/t (0.5 to 1.5 opt) silver.

Limited work was carried out on this project in 2007.

During 2008, 6 holes totaling 4611.90 metres were drilled on targets in Lagartos northwest.  The first two, totaling 1152.9 metres, were drilled along the eastern claim border to determine if major projected structures could be found under alluvium in the area.  In both cases the alluvium was too deep and the holes abandoned.  It has been interpreted that these were drilled very close to a major regional fault that has dropped the basement block deeper than can be realistically reached.   The remaining four holes, totaling 3459 metres were drilled along the western and eastern flanks of Cerro Cacalote on alteration, geochemical and structural targets.  The first two cut an extensive breccia that carried no economic values and the remaining two cut thick alluvium and volcanic sections.  The final hole (LW0806) had highly elevated mercury values, indicating that it was still very high in the epithermal alteration zoning.

Although there has been limited success in MAG’s Lagartos NW program to date, the strength and extent of high-level epithermal alteration and mineralization, combined with its proximity and similarity to that seen at Juanicipio indicate that this very large claim continues to have significant exploration potential.

2009 Exploration Program

Exploration results to date indicate that the prolific Zacatecas silver district does extend to the east.  MAG has discovered the eastern extension of the Veta Grande system and at the Puerto Rico Vein we are clearly in a high grade silver dominant vein set that requires further delineation.

MAG Silver Corp.

2009 Annual Information Form

Lagartos SE has seen exploration focused on the eastern extension to the past producing Zacatecas silver district.  Drilling in late 2009 appears to have discovered the continuation of the prolific Veta Grande Vein, the second most important production vein in the Zacatecas district.  The holes were targeted along the direct projection of the vein, approximately 500 metres east of its last confirmed outcropping.  This discovery shows that this important and historic vein is open along strike from areas of past production including an additional 4 kilometres of possible projection on MAG’s wholly owned property.  In a second discovery in the same vicinity, holes drilled in the Puerto Rico Vein, which runs parallel to the Veta Grande Vein, have encountered high-grade silver mineralization (see MAG press release dated January 19, 2010).  Accompanying low base metal values indicated the vein was likely intersected at a high level. Future work will focus on exploring these significant results.

The Veta Grande Vein was the second most important vein in this billion-ounce silver producing district, with significant ore-shoots distributed intermittently along the 12 kilometres of its trace across the north-central part of the district.  The vein disappears under alluvium at both ends. MAG sought its continuation at the northwest end at La Luz before turning to the southeast extension (see MAG Press Release of June 5, 2009).  There are no outcrops in the Veta Grande SE target area, so drilling was targeted on the south eastern projection of the principal Veta Grande Vein and a coincident linear colour anomaly. Alluvium was found to be less than 120 m thick.

The results of drilling in 2009 indicate that the Veta Grande structure can be traced across the range-bounding fault with little lateral displacement.  Vertical movement on the fault should have dropped the eastern part down, so any bonanza zone is expected to found at a deeper level than in the mined portion of the vein. Geophysical data are being examined to determine if anomalies potentially reflecting mineralization occur along the trace of this structure farther to the Southeast.

The Puerto Rico Vein runs parallel to, and lies approximately 3 kilometres north of, the famous Veta Grande Vein.  The Puerto Rico Vein has seen minor historic production and remains largely unexplored.  Seven holes were drilled along approximately 1,000 m of strike length of the vein, intersection the structure between 150 and 350 m beneath the surface (see MAG press release dated January 19, 2010).

The presence of high silver and gold grades with low base metals in three of the Puerto Rico vein intercepts indicates they are very high within the zoning pattern expected for Zacatecas District epithermal veins.  The contrasting silver versus base metal-bearing intercepts in hole PR-03 indicates two separate mineralization events, intersected at different levels within the epithermal zoning pattern.  This composite vein signature is typical of many of the larger veins in the Zacatecas District, including the Veta Grande and Mala Noche veins. 2010 drilling is planned to test the vein deeper in several locations.

No work occurred in 2009 at Lagartos NW.

The Company spent $3,372,345 in exploration costs on the combined Lagartos land package in 2009 (2008: $2,194,389) and has spent $9,907,735 in exploration costs and $86,490 in acquisition costs to December 31, 2009.  The Company’s budgeted exploration programs for the Lagartos land package for 2010 are approximately $1,500,000.

2010 Budgeted Exploration

In 2010, a gravity survey is planned for Lagartos NW to explore for a buried silicified ridge that may sub crop in a shallower alluvial environment.

MAG Silver Corp.

2009 Annual Information Form

At Lagartos SE ground geological and geophysical surveys are proposed to help in tracing the extensions of these vein targets across MAG controlled property in preparation for follow up drilling later in 2010.

Sampling, Analysis & Security of Samples

MAG has implemented a quality control program to ensure best practices in sampling and analysis of drill cores. The Company’s geological staff first log and then split the core in half during the sampling process with the remaining half being retained for verification and reference purposes. Duplicates, standards and blanks are inserted randomly into the sample stream.  The samples are delivered directly in security sealed bags to ALS-Chemex Laboratories preparation facility in either Chihuahua, Chihuahua or Hermosillo, Sonora (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis by ICP techniques. Metallic screen fire analyses for silver are also regularly run as an additional QA/QC check.

Other Properties

The Company has several other exploration properties.  At this time the Company is focused primarily on epithermal vein exploration along the Fresnillo Silver Trend and on CRD exploration along the western edge of the Chihuahua Trough. The Company is constantly looking for other opportunities that could offer us the potential to meet our exploration objectives.

The Company has identified and acquired a number of new project areas throughout our targeted regions and will be directing these projects through the exploration process in order to identify drill targets. Three of these properties, CRD prospects Salemex and Sierra Ramirez, and Lagartos SE, an epithermal vein prospect in the vicinity of Juanicipio, were subject to drilling programs in 2009.

None of these properties are advanced enough to be able to identify any resource or reserve figures.  Noteworthy are the following projects:

San Ramone

In July, 2009 the Company optioned, from Castle Resources, the San Ramone property adjoining Lagartos SE located in the historic Mala Noche silver vein system. The option agreement calls for a cash advance of US$75,000 (paid), a payment of US$ 750,000 on July 14, 2014, and work commitments totaling US$3,250,000 over five years (approximately US$ 450,000 incurred to date) for MAG to acquire a 100% interest subject to a 1.5% Net Smelter Royalty. The San Ramone property, combined with MAG’s existing holdings at Lagartos SE, gives MAG control of a significant portion of the eastern part of the Mala Noche system.

MAG has drilled four holes in the San Rafael claim group, optioned from Castle Resources in 2009, covering the north western continuation of the Las Majadas-Pajarito Hill Vein zone within the important Mala Noche Vein system.  Earlier drilling showed a progressive northwest thickening of these veins and an increase in lead and zinc sulphide content towards San Rafael. The results show the continuation of the grade trend but thinning of the vein.  Further drilling in this area will target three other veins with strong surface expressions.

MAG Silver Corp.

2009 Annual Information Form

Salemex Property

The Salemex property comprises three claim blocks optioned in June and November of 2008 covering 8,663 hectares in the state of Chihuahua. A CRD prospect, Salemex is located within the Santa Eulalia Mining District, the world’s leading CRD producer, and approximately 30 kilometres north of Grupo Mexico’s San Antonio Mine. During the fourth-quarter 2008, drill targets were prepared for the property and limited drilling was conducted in 2009.  The Company’s budgeted exploration programs at Salamex for 2010 are approximately $217,000.

Nuevo Mundo

The Nuevo Mundo property is in the eastern Zacatecas State and is geologically located along the structural trend known to host CRDs and all of our CRD projects (Sierra Ramirez, Guigui and Cinco de Mayo). It is also not far from Peñasquito and ties onto the eastern boundary of the Camino Rojo gold discovery of Canplats Resources. Reconnaissance work has been carried out and results and interpretation are pending.  The Company’s budgeted exploration programs at Nuevo Mundo for 2010 are approximately $150,000.

La Lorena

The La Lorena property is located just north of the Guanajuato Silver Mining District within the Fresnillo Silver Trend and was identified from field work as a Juanicipio look-alike and staked in early 2008. Lorena displays similar surface alteration and trace element geochemistry is of the same magnitude that defined the active structures drilled at Juanicipio and Valdecañas. A past producing kaolin (clay) pit forms the centre of the target and clearly marks the top of a hydrothermal system common to the genesis of the majority of the producing veins of the Fresnillo Silver Trend. Several areas have been targeted for follow-up.  Drilling was initiated in late October 2008 and 3,151 metres had been drilled to December 31, 2008. Results were inconclusive.  The Company’s budgeted exploration programs at La Lorena for 2010 are approximately $56,000.

DIVIDENDS

The Company has neither declared nor paid dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value, of which 49,888,042 Common Shares were issued and outstanding and no Preferred Shares were issued and outstanding as at March 25, 2010. All of the issued shares are fully paid and non-assessable. Our Company does not own any of its own shares.

MAG Silver Corp.

2009 Annual Information Form

The shareholders are entitled to one vote for each Common Share on all matters to be voted on by the shareholders. Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding up of our Company, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs after we have paid out our liabilities. The shareholders are entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefore and to receive pro rata the remaining property of our Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the articles of the Company.

Shareholder Rights Plan

On January 18, 2008 the shareholders of the Company approved a Shareholder Rights Plan (“Plan”).  The Plan was adopted to ensure the fair treatment of shareholders in connection with any take-over bid for Common Shares of the Company.  The Rights Plan was not adopted in response to any proposal to acquire control of the Company.  The Rights Plan will expire at the end of the third annual general meeting of the Company’s shareholders following this approval, unless renewed by the shareholders. A copy of the Plan may be obtained by request in writing to the Company at Suite 770 – 800 West Pender Street, Vancouver, BC V6C 2V6 or viewed in electronic format at www.sedar.com and at www.sec.gov.

On February 22, 2009, the board of directors of the Company approved certain amendments (the "Amendments") to the Rights Plan in the form of an amended and restated shareholder rights plan agreement (the "Amended and Restated Rights Plan").  On March 24, 2009 the Amendments were approved by the Shareholders at the Annual and Special Meeting of Shareholders and by the Toronto Stock Exchange.  The Amended and Restated Rights Plan is available at www.sedar.com and www.sec.gov.

Stock Options

The Company has a stock option plan (the “Stock Option Plan”) in place that was approved by Shareholders on March 24, 2009.  The Stock Option Plan is expected to benefit shareholders by enabling the Company to attract and retain high calibre personnel by offering to them an opportunity to share in any increase in value of the Common Shares of the Company resulting from their efforts. The purpose of the Stock Option Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company. The maximum number of Common Shares to be reserved for issuance under the Stock Option Plan will not exceed 4,921,056 Common Shares of the Company. A copy of the Plan may be viewed in electronic format at www.sedar.com and at www.sec.gov.

MAG Silver Corp.

2009 Annual Information Form

MARKET FOR SECURITIES

Trading Price and Volume

The following table provides information as to the high and low prices of the Company’s Common Shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Toronto Stock Exchange – MAG
Month	High	Low	Volume
February, 2010	6.70	5.56	1,626,611
January, 2010	7.14	5.96	2,358,676
December, 2009	7.21	6.19	3,131,655
November, 2009	6.50	5.56	3,087,750
October, 2009	6.66	5.53	2,352,647
September, 2009	6.33	4.94	2,655,192
August, 2009	5.35	4.95	1,092,799
July, 2009	5.75	5.00	2,055,574
June, 2009	6.18	5.26	1,971,900
May, 2009	6.34	5.66	1,763,500
April, 2009	6.15	5.33	1,197,500
March, 2009	6.21	5.04	1,560,700

New York Stock Exchange Amex Equities (formerly the American Stock Exchange) - MVG
Month	High	Low	Volume
February, 2010	6.35	5.18	2,288,813
January, 2010	6.95	5.62	3,096,068
December, 2009	6.85	5.82	4,410,115
November, 2009	6.04	5.17	2,840,360
October, 2009	6.47	5.10	4,288,114
September, 2009	5.82	4.47	4,352,972
August, 2009	5.05	4.50	2,038,371
July, 2009	5.20	4.38	2,007,968
June, 2009	5.69	4.58	1,633,061
May, 2009	5.70	5.05	1,400,673
April, 2009	5.05	4.30	1,028,438
March, 2009	5.01	3.90	1,276,408

Prior Sales

As of March 25, 2010, there are no securities of the Company issued but not listed on the Toronto Stock Exchange or the NYSE Amex Equities.

ESCROWED SECURITIES

As of March 25, 2010, there are no securities of the Company held in escrow or subject to a contractual restriction on transfer.

MAG Silver Corp.

2009 Annual Information Form

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Name & Position(1)	Principal Occupation or Employment during the past 5 years	No. of Shares(5)(6)	No. of Options/price
DANIEL T. MACINNIS (8) President, CEO, Director (since Feb 1/05) British Columbia, Canada	President and CEO of the Company since February 1, 2005; VP Exploration, Sargold Resources Corp., Sardinia, Italy, a gold exploration company from October 2003 to February 2005; principal of D. MacInnis Exploration and Consulting in Reno, Nevada from July 2004 to February 2005. Mr. MacInnis is also a director of MAX Resources Corp.	310,000	13,125/$5.54 12,344/$5.32 8,379/$6.32 25,000/$12.91 17,500/$10.01 100,000/$5.36 90,000/$2.46 100,000/$3.00 60,000/$1.00
PETER K. MEGAW Director (since Feb 6/06) British Columbia, Canada	President of IMDEX/Cascabel and co-founder of Minera Cascabel S.A. DE C.V. since 1988, a geological consulting company; consulting geologist for the Company since its inception in 2003. Mr. Megaw is also a director of Candente Gold Corp.	572,821	11,250/$5.54 10,938/$5.32 8,203/$6.32 20,000/$12.91 15,000/$10.01 50,000/$5.36 100,000/$3.00
R. MICHAEL JONES(2)(3)(4) (8)(9) Director (since Mar 31/03) British Columbia, Canada	President and Director of Platinum Group Metals Ltd. since February 2000, a platinum focused company with a deposit interest in South Africa and exploration properties in Canada; director and advisor to West Timmins Mining Inc. from 2006 to 2009; Mr. Jones is also a director of Jerico Explorations Inc. and Nextraction Energy Corp. (formerly Kruger Capital Corp.)	68,802	12,188/$5.54 9,141/$5.32 11,855/$6.32 10,000/$12.91 16,250/$10.01 50,000/$5.36 75,000/$3.00
ERIC H. CARLSON(2)(3)(4) Director (since Jun 11/99) British Columbia, Canada

July 1994 to present, President and CEO, Anthem Properties (1993) Ltd. (formerly Anthem Properties Corp.), a property development company; 2008 to present, President, CEO and CO, Anthem Ventures Capital Corp.; 1992 to 2008, President of Kruger Capital Corp.; and director of West Timmins Mining Inc. from 2006 to 2009. Mr. Carlson is also a director of Platinum Group Metals Ltd., Anthem Ventures Capital Corp., Anthem Works Ltd. and Nextraction Energy Corp. (formerly Kruger Capital Corp.)

		1,200,500(7)	20,625/$5.54 15,469/$5.32 6,602/$6.32 10,000/$12.91 27,500/$10.01 50,000/$5.36 75,000/$3.00
JONATHAN A. RUBENSTEIN(3)(4) (8)(9) Director (Since Feb 26/07) Chairman (Since Oct 12/07) British Columbia, Canada

Practiced law until 1994; employed as a mining executive from 1994 to 2005; now semi-retired, occupied as a corporate director and investor.  Director of Aurelian Resources September 2006 to August 2008; director of Cumberland Resources Ltd. from 1983 to 2007; director of Redcorp Ventures, from 2000 to 2007; director, Vice President and Corporate Secretary of Canico Resources from 2002 to 2005.  Mr. Rubenstein is also currently a director of Eldorado Gold, Detour Gold; Troon Ventures and Rio Novo Gold.

		Nil	15,938/$5.54 16,953/$5.32 7,715/$6.32 15,000/$12.91 21,250/$10.01 200,000/$8.80
RICHARD M. COLTERJOHN(8)(9) Director (since Oct 16/07) Ontario, Canada	Managing Partner at Glencoban Capital Management Inc., a merchant banking firm, since 2002. President, CEO and director of Centenario Copper Corporation 2006 to 2009. Mr. Colterjohn is also a director of Explorator Resources Inc.	10,000	9,375/$5.54 7,031/$5.32 7,774/$6.32 7,500/$12.91 200,000/$14.15

MAG Silver Corp.

2009 Annual Information Form

DEREK C. WHITE(2) (8)(9) Director (since Oct 16/07) British Columbia, Canada

Executive Vice President - Corporate Development of Quadra Mining Limited since September 2007; previously the CFO of Quadra Mining commencing in April 2004; formerly from January 2003 to February 2004.  Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant.  Mr. White is also a director of Oro Silver Resources Limited; Magellan Mineral Limited and Laurentian Goldfields Ltd.

		Nil	13,281/$5.54 9,961/$5.32 14,971/$6.32 7,500/$12.91 4,375/$10.01 200,000/$14.15
GORDON K. NEAL Vice President, Corporate Development British Columbia, Canada	December 1, 2003 to present, Vice-President, Corporate Development of the Company; previously President of Neal MacInerney Investor Relations; director of Zappa Resources from 2006 to 2009. Mr. Neal is a director of Americas Petrogas Inc., Dorato Resources and Rockgate Capital.	4,900	51,570/$5.54 41,178/$5.32 32,883/$6.32 29,250/$12.91 29,469/$10.01 75,000/$5.36 31,000/$2.46 55,000/$3.00
FRANK R. HALLAM CFO British Columbia, Canada

Chief Financial Officer of the Company since April 30, 2003; 2002 to present, Chief Financial Officer and Director of Platinum Group Metals Ltd., a platinum focused company with a deposit interest in South Africa and exploration properties in Canada; 2005 to present, Director of Jerico Resources Inc.; 1996 to 2007, CFO Callinan Mines Ltd.; 1994 to 2002, Chief Financial Officer and Director of Tan Range Exploration Corp., a gold exploration company focused on East Africa; 1998 to 2004, Chief Financial Officer and Director of Derek Resources Corporation; previously Chartered Accountant with Coopers and Lybrand (now PricewaterhouseCoopers).  Director of West Timmins Mining Inc. from 2006 to 2009.  Mr. Hallam is a director of Platinum Group Metals Ltd., Lakeshore Gold Corp., Nextraction Energy Corp. (formerly Kruger Capital Corp.) and Jerico Resources Inc.

		82,500	61,797/$5.54 46,348/$5.32 34,761/$6.32 98,750/$12.91 74,063/$10.01 75,000/$5.36
JODY L. HARRIS Corporate Secretary British Columbia, Canada

Corporate Secretary of the Company since May 8, 2007;  Investor Relations Specialist of PAKIT Inc. from February 2006 to March 2007; Administrator/Office Manager of Silverado Gold Mines Ltd. from March 2004 to October 2005.

		Nil	5,625/$5.54 4,219/$5.32 20,000/$6.32 15,000/$12.91 7,500/$10.01 45,000/$9.40

Notes:

(1)

Each director’s term of office expires at the next annual general meeting of shareholders of the Company.

(2)

Member of Audit Committee.

(3)

Member of Compensation Committee.

(4)

Member of Corporate Governance and Nomination Committee.

(5)

Includes beneficial, direct and indirect shareholdings.

(6)

Does not include stock options and other rights to purchase or acquire shares.

(7)

Of these shares, 946,300 shares are held by Carmax Enterprises Corporation, a private company owned by Mr. Carlson.

(8)

Member of Special Committee.

(9)

Member of Independent Committee.

There are 49,888,042 shares of Common Stock issued and outstanding as of the date of this AIF.  As of March 25, 2010, directors and officers of the Company as a group own or control approximately 2,249,523 Common Shares of the Company representing approximately 4.50% of its issued and outstanding Common Shares.

MAG Silver Corp.

2009 Annual Information Form

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose his interest in the matter and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia and they shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, and accountability for adherence to the Code. A copy of the Code is posted on the Company’s website, at www.magsilver.com.

Audit Committee

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.  See Audit Committee Charter attached hereto as Schedule “A”.

MAG Silver Corp.

2009 Annual Information Form

Audit Committee Composition and Background

The Audit Committee is comprised of Derek White (Chairman), Eric Carlson and R. Michael Jones. All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

Derek White, Chartered Accountant – Mr. White has over 20 years of financial experience in the mining and metals industry. Mr. White is presently the Executive Vice President - Corporate Development of Quadra Mining Limited and previously held the position as the Quadra's CFO commencing in April 2004. From January 2003 to February 2004, he held the position of CFO of International Vision Direct Ltd.

Eric H. Carlson, B.Comm, Chartered Accountant - Mr. Carlson has over 19 years of real estate investment, development and management experience and he has been the President of Anthem Properties Corp. since July 1994. Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi family residential and office properties in high growth markets in Canada and the USA.

R. Michael Jones, P.Eng. - Experience as senior executive in several public companies managing operations, listings and raising capital since 1987. Mr. Jones is President and CEO of Platinum Group Metals Ltd., a public exploration company.

The Board of Directors has determined that each of the Audit Committee members are an “audit committee financial expert” within the meaning of the regulations promulgated by the United States Securities and Exchange Commission and an “independent director” as that term is defined by the rules contained in the NYSE Amex LLC Company Guide.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions in Section 2.4, 3.2, 3.3(2), 3.4, 3.5 or 3.6 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 or on section 3.8 of NI 52-110. No non-audit services were approved pursuant to a de minimis exemption to the pre-approval requirement.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Chairman of the Audit Committee is authorized to approve any non-audit services or additional work which the Chairman deems as necessary and is required to notify the other members of the Audit Committee of such non-audit or additional work.

MAG Silver Corp.

2009 Annual Information Form

External Auditor Service Fees

The aggregate fees billed by the Company’s current external auditor, Deloitte & Touche LLP, in each of the last two fiscal years are as follows.

	Year ended December 31, 2009	Year ended December 31, 2008
Audit Fees	$165,500	$125,500
Tax Fees(1)	$28,700	$19,500
Total	$194,200	$145,000

Notes:

(1)

The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

Compensation Committee

The Compensation Committee is comprised of Jonathan Rubenstein (Chairman), Eric Carlson and R. Michael Jones. The primary objective of this committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee Charter may be obtained under the Company’s profile at www.sedar.com and at www.sec.gov.

Corporate Governance and Nomination Committee

The Corporate Governance and Nomination Committee is comprised of Jonathan Rubenstein (Chairman), Eric Carlson and R. Michael Jones. The primary objective of this committee is to assist the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become board and board committee members, and recommending to the Board director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices. The Corporate Governance and Nomination Committee Charter may be obtained under the Company’s profile at www.sedar.com and at www.sec.gov.

Disclosure Committee

The Disclosure Committee is comprised of Daniel MacInnis (Chairman), R. Michael Jones and Frank Hallam. The primary objective of this committee is to ensure the Company and all applicable persons meet their obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all material information, ensuring that all applicable persons understand their obligations to preserve the confidentiality of undisclosed material information and ensuring that all appropriate parties who have undisclosed material information know they are prohibited from insider trading and tipping under applicable law, stock exchange rules and this Policy. The Disclosure Committee Charter may be obtained under the Company’s profile at www.sedar.com and at www.sec.gov.

MAG Silver Corp.

2009 Annual Information Form

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no pending or contemplated legal proceedings to which our Company is a party or of which any of our properties is the subject other than the following:

In December of 2008, London Stock Exchange listed Fresnillo plc announced an intention to bid for all of the outstanding shares of MAG.  Fresnillo, an insider by virtue of its ownership of 19.8% of MAG, was in the unique position of also being the majority owner and operator of the joint venture company, Minera Juanicipio S.A. DE C.V.  On June 18, 2009, in connection with MAG's formal application to the OSC to compel Fresnillo to produce critical information needed to complete the independent valuation report for the non-Fresnillo shareholders of the Company as required by Multilateral Instrument 61-101, the OSC ordered Fresnillo to provide discovery of documents and email records that were germane to Fresnillo's repeated assertions that critical documents concerning Fresnillo's regional development plans adjacent to the Juanicipio joint venture property and other information required in connection with the independent valuation of MAG and repeatedly requested by the independent valuator do not exist.  Within two working days of this order Fresnillo withdrew their hostile bid, obviating their need to comply with the order.

In November and December 2008 the Company notified Fresnillo of various concerns arising under the Shareholders Agreement dated October 10, 2005 which governs the Minera Juanicipio joint venture company (the "Shareholders Agreement").  One such concern related to Fresnillo’s December 2008 announcement of their intention to launch a hostile bid for all of the outstanding shares of the Company.  It has always been the Company’s position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  In response to Fresnillo’s hostile action and certain other alleged violations of the Shareholders Agreement, the Company undertook certain defensive steps, including the activation of the dispute resolution provisions of the Shareholders Agreement.  Following unsuccessful attempts to resolve the disputes with Fresnillo through negotiations or mediation, on May 8, 2009 the Company announced that it had filed a formal request for arbitration with the International Court of Arbitration of the International Chamber of Commerce.  The Company is seeking a ruling as to whether or not Fresnillo may acquire control of the Company on a hostile basis in breach of the standstill provisions contained in the Shareholders Agreement and is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement.  On September 29, 2009, the ICC confirmed that an arbitral tribunal consisting of three arbitrators was constituted to hear the arbitration.  At this time the matter is proceeding in accordance with the timelines established by the ICC.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company, except as otherwise disclosed in this AIF and as follows:

MAG Silver Corp.

2009 Annual Information Form

Dr. Peter Megaw, of Arizona, USA, became a member of the Board of Directors of the Company on February 6, 2006. Dr. Megaw is also a principal of Minera Bugambilias, S.A. de C.V. (“Bugambilias”) and Minera Coralillo, S.A. de C.V. (“Coralillo”). The Company acquired the mineral claims of the Batopilas property from Bugambilias and Bugambilias has retained a net smelter royalty interest in that property. The Company acquired the mineral claims of the Guigui property from Coralillo and Coralillo has retained a net smelter royalty interest in that property. Dr. Megaw is also a principal of Minera Cascabel. The Company holds an option from Cascabel to earn an interest in the mineral claims of the Cinco de Mayo Property and the Salamex Property. Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates. For 2009, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $291,871 (2008 - $194,590) and exploration costs totaling $2,982,276 (2008 - $2,504,237) under the Field Services Agreement.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar for its Common Shares is:

Computershare Investor Services Inc.

3rd floor – 510 Burrard Street

Vancouver, British Columbia

Canada  V6C 3B9

MATERIAL CONTRACTS

There are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company, that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company but which are still in effect, other than the Shareholders Agreement dated October 10, 2008 between the Company, Peñoles and others relating to Minera Juanicipio.

INTERESTS OF EXPERTS

Names of Experts

Deloitte & Touche LLP, is the independent auditor of the Company within the meaning of the Rules of Professional Conduct of the Institute of the Chartered Accountants of British Columbia.

William E. Roscoe, Ph.D, P.Eng. & David Ross, P.Geo, Scott Wilson Roscoe Postle Associates Inc., - dated April 8, 2009 – Independent Resource Estimate – A National Instrument 43-101 technical report

Julie Selway, Ph.D, P.Geo. & Brad Leonard, M.Sc.,P.Geo., Caracle Creek International Consulting Inc. (Cinco de Mayo Oct. 2008)

Dominic Chartier, P.Geo, Glen Cole, P.Geo and Jean-Francois Couture, Ph.D, P.Geo, SRK Consulting (Canada) Inc. (July 25 Resource Estimate Valdecañas).

MAG Silver Corp.

2009 Annual Information Form

S. Byron V. Stewart, P.Eng. and Hassan Ghaffari, P.Eng., , of independent engineering firm Wardrop, a Tetra Tech Company, and Jean-Francois Couture, Ph.D., P.Geo,, - A NI 43-101 technical report, dated August 19, 2009, entitled “Valdecañas Project – Scoping Study.”

The Company’s technical reports are available on the SEDAR website at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Interests of Experts

The Company’s auditors, Deloitte & Touche LLP, have prepared the audit report attached to the Company’s audited consolidated financial statements for the most recent year end. The Company’s auditors have reported that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

To the knowledge of the Company, having made reasonable enquiry, none of the other experts listed above, or any “designated professional” of such expert, has any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of its associates or affiliates.

ADDITIONAL INFORMATION

Additional information, including details as to directors’ and officers’ remuneration, principal holders of the Company’s shares, options to purchase Company shares and certain other matters, will be contained in the Company’s Information Circular for the Annual General and Special Meeting of Shareholders to be held later this year. The Circular is available on SEDAR, on the SEC’s EDGAR website and on the Company’s.

Additional information is provided in the Company’s consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2009, which will be filed on the websites below on or before March 31, 2010.

Copies of the above may be obtained, when available, on the Company’s website www.magsilver.com; on the SEDAR website at www.sedar.com; on the SEC’s EDGAR website at www.sec.gov or by calling the Company’s investor relations personnel at 604-630-1399.

MAG Silver Corp.

2009 Annual Information Form

Schedule "A"

MAG SILVER CORP.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.

General

The Board of Directors of the Corporation (the “Board”) has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities.  The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors.  To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

The Corporation’s independent auditor is ultimately accountable to the Board and to the Committee. The Board and Committee, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor.  In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management.  The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

2.

Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee.  All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE Amex Equities, unless otherwise exempt from such requirements.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be financially literate within the meaning of all applicable U.S. and Canadian securities laws or become financially literate within a reasonable period of time following his or her appointment.  Additionally, at least one member of the Committee shall be financially sophisticated and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable

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experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.

3.

Duties

The Committee will have the following duties:

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Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

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Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

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Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

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Review any legal matters which could significantly impact the financial statements as reported on by the Corporation’s counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

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Review the Corporation’s annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

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Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

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Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

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Review audit issues related to the Corporation’s material associated and affiliated companies that may have a significant impact on the Corporation’s equity investment.

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Meet with management and the external auditors to review the annual financial statements and the results of the audit.

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Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

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actual financial results for the interim period varied significantly from budgeted or projected results;

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generally accepted accounting principles have been consistently applied;

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there are any actual or proposed changes in accounting or financial reporting practices; or

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there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

  Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

  Recommend to the Board an external auditor to be nominated for appointment by the Corporation’s shareholders.  Subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Corporation’s external auditor shall report directly to the Committee.

  Review with the Corporation’s management, on a regular basis, the performance of the external auditors, the terms of the external auditor’s engagement, accountability and experience.

  Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor.

  Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

  insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

  considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

  as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

  Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure contained in the Corporation’s financial statements, Management’s Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

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  Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

  Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

  Establish a procedure for:

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the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

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the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

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Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

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Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

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Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

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Review and oversee all related party transactions.

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Perform other functions as requested by the Board.

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If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

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Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.

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With regard to the Corporation’s internal control procedures, the Committee is responsible to:

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review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

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review compliance under the Corporation’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

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review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

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periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

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Comply with Rule 10A – 3(b)(2), (3), (4) and (5) under the Securities Exchange Act of 1934.

4.

Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee.  In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will not have a casting vote.

5.

Meetings

The Committee will meet at least once every calendar quarter.  Special meetings shall be convened as required.  Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor.  The external auditor of the Corporation must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee.  At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

6.

Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7.

Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation.  The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter.  Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee’s powers.

8.

Authority

The Committee may:

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engage independent counsel and other advisors as it determines necessary to carry out its duties.

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set and pay the compensation for any advisors employed by the Committee; and

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communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

9.

Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee.  The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

10.

Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

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Schedule "B"

Glossary

The following is a glossary of certain terms used in this AIF.

"Ag" is the elemental symbol for silver.

“alluvium” is unconsolidated surficial sediments deposited by water.

“alteration” usually refers to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

“andesite” is volcanic rock, low in quartz content, generally fine grained and moderately dark coloured.

“anomalous” is a value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

“Batopilas property”, also known as the Don Fippi Property, is described commencing on page 32 of this AIF.

“basalt” is volcanic rock, low in quartz content, generally fine grained and dark coloured.

“calcite” refers to calcium carbonate mineral.  It is a common constituent of many rock types as well as occurring in veins and alteration assemblages.

“carbonate” refers to minerals which have the formula “X”CO3.   Calcite is the most common carbonate mineral.  Also rocks composed dominantly of carbonate minerals such as calcite.

“Cascabel” is Minera Cascabel, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic.

“Cinco de Mayo” is described commencing on page 38 of this AIF.

“Common Shares” is the Common Shares without par value in the capital stock of the Company.

“Company” is MAG Silver Corp., a company under the Business Corporations Act (British Columbia).

“Conglomerate” is sedimentary rock composed of gravel and coarser fragments.

“concession” is a defined area for which mineral tenure has been granted by the Mexican government for a period of 50 years to allow exploration and exploitation and may be renewed for another 50 years.

“CRD” refers to Carbonate Replacement Deposit.

“Cretaceous” is the geological period extending from 135 million to 63 million years ago.

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“CSAMT” refers to Controlled Source Audio Magneto Tellurics.

“diorites” are medium-coloured intrusive igneous rocks of intermediate composition.

“Exchange” refers to the Toronto Stock Exchange.

“Exchange Act” means the United States Securities Exchange Act of 1934;

“exploitation” is works aimed at preparation and development of the area comprised by the mineral deposit, as well as work aimed at detaching and extracting the minerals products or substances existing therein.

“exploration” is works performed on land aimed at identifying deposits of minerals or substances, as well as quantifying and evaluating the economically utilizable reserves they contain.

 “fault” is a fracture in rock where there has been displacement of the two sides.

“flow” is volcanic rock comprised of flow lava.

“fracture” refer to breaks in a rock, usually due to intensive folding or faulting.

“g/t” refers to grams per tonne (31.1 g/T = 1.0 troy ounce/tonne).

“gangue” are minerals incorporated in an orebody other than those of economic interest.

“grade” refers to the concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

“greywacke” refers to sandstone composed largely of sand-sized rock fragments.

“hydrothermal” refer to hot fluids, usually mainly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

“igneous” is a rock formed by the cooling of molten silicate material.

“intrusive” is a rock mass formed below the earth’s surface from magma which has intruded into a pre-existing rock mass.

“Juanicipio property” is the Juanicipio property described commencing on page 22 of this AIF.

“Lagartos” is Minera Los Lagartos, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

“MAG” is MAG Silver Corp., a company governed by the Business Corporations Act (British Columbia).

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“magma” refers to molten rock formed within the crust or upper mantle of the earth.

“manto” refers to a deposit type that is stratabound, irregular to rod shaped, and which occurs usually in a horizontal or near horizontal attitude.

“mill” refers to a facility for processing ore to concentrate and recover valuable minerals.

“Minera Juanicipio” is Minera Juanicipio, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principals of which are Fresnillo and the Company.

“mineral reserve” is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Industry Guide 7 does not provide for the disclosure of “mineral resource estimates”.

“mineralization” usually implies minerals of value occurring in rocks.

“monzonite” is an intermediate intrusive rock related to granite.

“net smelter returns royalty” or “NSR” refers to payment of a percentage of mining revenues after deducting applicable smelter charges.

“NSAMT” is Natural Source Audio-frequency Magneto Tellurics.

“ore” is a natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

“outcrop” is an exposure of rock at the earth’s surface.

“oz/t” refer to troy ounces per tonne.

“porphyry” refer to rock type with mixed crystal sizes, i.e., containing larger crystals of one or more minerals.

“portal” is the entrance from surface into an underground development.

“pyrite” is iron sulphide mineral.

“quartz” refers to Si02, a common constituent of veins, especially those containing gold and silver mineralization.

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“replacement” refers to the process whereby one mineral is chemically substituted by a later mineral.

“rhyolite” refers to volcanic rock high in quartz content, generally fine grained and light coloured.

“SEC” is the Securities and Exchange Commission of the United States of America.

“serpentinite” is a rock composed of serpentine, typically formed from the alteration of mafic igneous rocks.

“silicification” refers to the replacement of the constituents of a rock by quartz.

“skarn” refers to the alteration of carbonate rocks near an intrusion dominated by garnet and pyroxene minerals.

“tailings” is the material rejected from a mill after recoverable valuable minerals have been extracted.

“Tertiary” is the geological period extending from 63 million to 2 million years ago.

“tonne” or “T” is the Metric ton = 1,000 kilograms or 1,000,000 grams.

“tuffs” refer to volcanic rocks composed of ash, crystal and rock fragments ejected from a volcano.  May become “welded” (tightly compacted and lithified) during cooling.

“VAT” is an acronym for “Value Added Tax” which, in Mexico, is charged on all goods and services at a rate of 15%.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process. (In Mexico it is referred to as “IVA”).

“veinlets” are small veins, generally measuring only a few millimetres in thickness, filling fractures in rocks.

“veins” refer to the mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

“volcaniclastic” refer to the coarse-grained sedimentary rocks (sandstone or conglomerate) composed of fragments of volcanic rocks.